Norske Skog

07020525

FILE No.: 82-5226

Skogn, 10 January 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Re: On-Going Reporting Obligations under Rule 12g3-2(b) Excemption by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials for the period of October 1, through December 31, 2006:

1) New senior vice president HR and organisation, publ. 02.10.2006
2) Refinancing of existing syndicated credit facility, publ. 12.10.2006
3) Special items and currency effects etc., 3rd quarter 2006, publ. 19.10.2006 (incl. a press release)
4) Financial Calendar 2007, publ. 26.10.2006
5) 3Q report and 3Q presentation, publ. 03.11.2006
6) Standard & Poor's Downgrades Norske Skog, publ 14.11.2006
7) EU Competition Authorities closes investigation, publ. 16.11.2006
8) Presentations London, Nov 15, 2006, publ. 20.11.2006
9) Signing of € 400 million syndicated credit facility, publ. 23.11.2006
10) Presentations publ. 06.12.2006;
    a) Oslo, - DnB NOR Pulp & Paper Seminar, Nov. 23, 2006
    b) Stockholm, ABN Amro Paper Seminar, Nov. 29, 2006
11) Doubling production capacity in Brazil

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

SEC_0110_311206.doc

02 5226
02.10.2006

New senior vice president HR and organisation

Kristin Slyngstad Klitzing (42) is appointed senior vice president HR (Human Resources) and Organisation in Norske Skog.

Klitzing comes from a position as senior advisor in the international HR consulting company Mercuri Urval. She has previously held several positions in GE Healthcare (formally Nycomed Imaging, Amersham Health) in Norway and Germany. Klitzing has a bachelor's degree in sociology, organisation and leadership from the University of Oslo, studies in economics from Norwegian School of Economics and Business Administration as well as being an educated nurse.

"I am pleased that Kristin Slyngstad Klitzing has accepted the position as senior vice president HR and organisation in Norske Skog. The company is going through a demanding reorganisation phase and Klitzing will play a central roll in this process. I am convinced that she has the background, skills and personal qualities required, says CEO Christian Rynning-Tønnesen."

Kristin Slyngstad Klitzing is due to join Norske Skog at a time to be agreed later.

Oxenøen 2 October, 2006

NORSKE SKOG
Corporate Communication

Message to Oslo Stock Exchange

Refinancing of existing syndicated credit facility

Norske Skog has mandated a group of relationship banks to arrange a €400,000,000 Multi-currency Revolving Credit Facility, which will carry a maturity of 5 years and 3 months. The purpose is to refinance Norske Skog's existing €400,000,000 7 year Multi-currency Revolving Credit Facility dated 21st October 2002, which matures partly in 2007 and partly in 2009. The new facility will become part of the company's liquidity reserve, as was the case also with the old one.

The Joint Mandated Lead Arrangers and Bookrunners are Danske Bank A/S, ING Wholesale Banking, The Royal Bank of Scotland plc and SEB Merchant Banking.

Oxenøen, October 12, 2006

NORSKE SKOG

Corporate Communication

Contact persons:
Odd-Geir Lyngstad, VP Corporate Treasury, + 47 6759 9274
Jarle Langfjæran, VP Investor Relations, + 47 6759 9338

Arne Muehlholm, SEB Merchant Banking, + 44 20 7329 6679

Message to Oslo Stock Exchange

Special items and currency effects etc., 3rd quarter 2006

The publishing of Norske Skog's accounts for Q 3 2006 will take place on Friday, November 3rd at 8:00 CET.

A live webcast will be held from Norske Skog's offices at 13:00 CET the same day. More information about this event will be available on our web site www.norskeskog.com.

The Silent Period ahead of the release commences on Monday, October 23rd.

Provisions and write downs in the accounts for Q 3, 2006

In course of the quarter a valuation has been undertaken both of operational fixed assets that are depreciated (impairment testing), and of goodwill. The valuation has been done according to generally accepted methods and in accordance with IAS 36. Comparing to earlier valuations, new assumptions for newsprint prices in China and for the cost development of certain raw materials, have been made.

As a preliminary result of the valuations a write down of NOK 2.8 billion has been made. This is related to the operations in China, coated magazine paper in Europe, goodwill relating to the acquisition of Fletcher in 2000 and certain other write downs. In addition, and as previously announced, a write down of approximately NOK 400 mill. for PM 1 and 4 at Jeonju in Korea, and provision for NOK 600 million connected to the de-manning process in the group, has been made. Most of this provision will be paid during 2007, while the other amounts mentioned above have no cash effect.

Write downs and provisions in Q 3 amounts to NOK 3.8 billion in total, with a net effect on earnings after tax of NOK 3.2 billion.

NOK 1.7 billion part of the total write down is related to goodwill. Following this the goodwill in the Norske Skog consolidated accounts will amount to NOK 2.8 billion, mainly related to the Australasian region.

Other special items in the Q 3 accounts

Net P & L effects from change in the value of energy hedging related to Norske Skog's energy contracts are a loss of approximately NOK 100 million.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 88.3 in Q 3, 2006, compared to 85.9 in Q 2, 2006, and 86.6 in Q 3, 2005. The value as per September 30th, 2006, was 90.6 compared to 86.8 on June 30th, 2006. The index started Jan 1, 2002.

Oksenøen, October 19th, 2006

NORSKE SKOG

Investor Relations

Norske Skog

Press Release

Oxenøen, 19 October 2006

Provisions and write downs in the accounts for Q 3, 2006

In course of the third quarter of 2006 a valuation has been undertaken both of operational fixed assets that are depreciated (impairment testing), and of goodwill. Comparing to earlier valuations new assumptions for newsprint prices in China and for the cost development of certain raw materials have been made.

As a preliminary result of the valuations a write down of NOK 2.8 billion has been made. This is related to the operations in China, coated magazine paper (LWC) in Europe, goodwill relating to the acquisition of Fletcher in 2000 and certain other write downs. In addition and as previously announced, a write down of approximately NOK 400 million for PM 1 and 4 at Norske Skog Jeonju in Korea, and provision for NOK 600 million connected to the de-manning process in the group, has been made. Most of this provision will be paid during 2007 while the other amounts mentioned above have no cash effect.

Write downs and provisions in Q 3 amounts to NOK 3.8 billion in total, with a net effect on earnings after tax of NOK 3.2 billion. NOK 1.7 billion part of the total write down is related to goodwill. Following this the goodwill in the Norske Skog consolidated accounts will amount to NOK 2.8 billion, mainly related to the Australasian region.

The valuation has been done according to generally accepted methods and in accordance with IAS 36. The write downs and provisions mentioned above are included in the operating earnings under IFRS.

Norske Skog
Corporate communications

More information:

Media:
Vice president corporate communications
Tom Bratlie
Phone +47 905 21 904

Finance market:
Vice president investor relations
Jarle Langfjæran
Phone +47 909 78 434

26.10.2006

Message to Oslo Stock Exchange

NSG – Financial Calender 2007

Norske Skog has the following financial calender for 2007:

Wednesday, February 7:	4th quarter 2006 and preliminary figures, full year 2006
Thursday, April 12:	Annual General Meeting
Friday, May 4:	1st quarter 2007
Friday, August 3:	2nd quarter 2007
Friday, November 2:	3rd quarter 2007

Oxenøen, October 26, 2006

NORSKE SKOG

Investor Relations

Norske Skog

Report for the third quarter of 2006

- Gross operating earnings before special items: NOK 1 322 million (Q2 06: NOK 1 081 million); net operating earnings before special items: NOK 495 million (Q2 06: NOK 278 million).
- Good cash flow: NOK 2 090 million so far this year
- Impairment charges and provisions totalling NOK 3.8 billion in the third quarter, and a net loss after tax of NOK 3.2 billion
- Relatively good development for newsprint volumes in most of Norske Skog's markets, and price increases implemented in Australia
- Market remains difficult for magazine paper in Europe and newsprint in China, with overcapacity and pressure on prices.

Key figures, group – IFRS:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Operating revenues NOK mill	7 192	6 772	6 425	21 108	18 619
Gross op earnings NOK mill	616	832	1 059	2 487	3 137
Gross operating margin %	8.6	12.3	16.5	11.8	16.8
Net op earnings/(loss) NOK mill	(3 476)	(14)	319	(3 318)	824
Net operating margin %	(48.3)	(0.2)	5.0	(15.7)	4.4
Pre-tax earnings/(loss) NOK mill	(4 003)	(213)	177	(4 022)	123
Net earnings/(loss) NOK mill	(3 249)	(180)	193	(3 216)	143
Earnings per share NOK	(17.17)	(0.95)	1.46	(17.00)	1.08
Cash flow NOK mill	1 265	574	923	2 090	2 034
Cash flow per share NOK	6.68	3.01	6.96	11.04	15.35
Return on capital employed %	(8.6)	(0.1)	3.6	(2.6)	3.2
Deliveries 1 000 t	1 516	1 520	1 380	4 517	3 964
Production 1 000 t	1 542	1 513	1 387	4 558	4 075

Operating earnings before IFRS-related value changes, provisions and impairment charges:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Gross operating earnings before special items	1 322	1 081	1 071	3 437	3 081
Net operating earnings before special items	495	278	331	940	837

Profit and loss account group

Factors influencing comparison with results for earlier quarters

Norske Skog Pan Asia has been treated as a wholly-owned region from 18 November 2005, while it was previously recognised in the accounts through 50% consolidation. The Asian business was also affected by the start-up of the new newsprint mill in Hebei during the third quarter of 2005, with regular depreciation commencing in September 2005.

Norske Skog Union was closed down in the first quarter of 2006. The mill produced 30 000 tonnes during this period, compared with 254 000 tonnes in the whole of 2005. PM1 at Norske Skog Tasman was closed down on 1 August. This machine had a nominal annual capacity of 130 000 tonnes. PM1 and PM4 at Norske Skog Jeonju, with a combined capacity of 180 000 tonnes, were closed down in September.

Gross operating earnings under IFRS in the third quarter of 2006 include a cost item of NOK 106 million which relates to value changes for energy hedges and a provision of NOK 600 million related to demanning. Most of this provision is expected to be paid in 2007. Net operating earnings under IFRS also include an impairment charge of NOK 3 265 million on fixed assets and goodwill. This impairment charge has no cash effect. None of these amounts are included in operating earnings for the regions. A specification of such non-operational items in earlier quarters is included elsewhere in the interim report.

Impairment of fixed assets and goodwill

According to IFRS, fixed assets and goodwill must be assessed for impairment at least once a year. Impairment charges are made on the basis of a generally-accepted methodology and in accordance with IAS 36. Compared with earlier periods, assumptions for newsprint prices in China over the next few years have been reduced and costs for certain input factors increased. As a result, an impairment charge of about NOK 900 million has been made against fixed assets in China. Goodwill relating to Norske Skog Walsum and South America has been written off in its entirety amounting to about NOK 1.7 billion. In addition, the residual value of PM1 and PM4 at Norske Skog Jeonju has been written down by roughly NOK 400 million, and a further impairment charge of just over NOK 200 million has been made against project and miscellaneous costs taken to the balance sheet.

After these impairments, goodwill in Norske Skog's group accounts stands at NOK 2,8 billion and relates almost entirely to the business in Australasia.

Comparison between Q3 06 and Q2 06

Comparable net operating earnings (before IFRS-related value adjustments, provisions and impairment charges) improved by NOK 217 million from the previous quarter. All segments showed better results. Price increases were implemented in Australia from 1 July, and higher volumes for magazine paper also had a positive effect. A weakening in the Norwegian krone resulted in a calculated improvement of NOK 100 million in earnings, primarily for the European business.

Comparison between Q3 06 and Q3 05

Net operating earnings before special items increased by NOK 164 million from the same period of last year, when 50% of Pan Asia was consolidated. Earnings improved in every segment except European magazine paper. A weaker NOK is calculated to have had a positive effect of roughly NOK 60 million.

Financial items (NOK mill)

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Net interest exp	(261)	(244)	(190)	(760)	(545)
Interest hedging	(17)	11	1	24	(1)
Gain/(loss) currency	(243)	43	8	(114)	(92)
Other financial items	(15)	(19)	(19)	(56)	(48)
Total financial items	(536)	(209)	(200)	(906)	(686)

Interest expenses increased from 2005 because debt on average over the year was higher and because interest rates had risen. Measured against Norske Skog's trade-weighted basket of currencies, the Norwegian krone was 4.4% weaker at 30 September than at 30 June. This had a positive effect on operating earnings, but resulted in a loss on currency hedges in the third quarter. Because of the weak Norwegian krone, the hedging ratio is higher than before. Over time, the increase in net operating earnings will more than offset the loss on currency hedges if the Norwegian krone remains at the same level.

Tax

Tax made a positive contribution of NOK 600 million in the third quarter. Impairment of goodwill had no tax effect, while the other impairment charges and provisions resulted in changes to deferred tax.

Cash flow

Cash flow from operations, less financial expenses and taxes paid, totalled NOK 1.3 billion in the third quarter, compared to NOK 600 million for the previous three-month period. Cash flow from operations for the first nine months was NOK 2.1 billion, compared with NOK 2 billion for the same period of 2005. This increase primarily reflects improved earnings in the third quarter of 2006.

Balance sheet

Assets totalled NOK 45.3 billion at 30 September, a reduction of NOK 6.7 billion from 31 December. This primarily reflects the sale of the shares in Catalyst Paper, depreciation being higher than investment taken to the balance sheet, and impairment of fixed assets and goodwill. Compared with balance sheet values at 31 December, the currency effect is insignificant. However, assets rose by NOK 1.4 billion during the third quarter alone as a result of a weaker NOK.

Investment taken to the balance sheet totalled NOK 332 million in the third quarter and NOK 1.1 billion for the first nine months. The restructuring project in Australasia was completed during the third quarter. The main elements in this project have been an extensive upgrading of the mill at Albury in Australia as well as conversion of PM2 and PM3 at Norske Skog Tasman. PM1 at the latter mill was shut down on 1 August. Production disruptions following the conversions at Norske Skog Albury mean that volumes at the moment have not reached the level they will be at when everything is fully run-in. The project has been executed within the approved schedule and budget.

Net interest-bearing debt came to NOK 17.8 billion at 30 September, unchanged from the previous quarter but substantially below the figure at 31 December 2005. This primarily reflects settlement for the shares in Catalyst Paper. The average maturity of long-term debt at 30 September was 5.6 years, and disposable liquidity – including undrawn lines of credit – amounted to NOK 7.3 billion. Work was initiated during October to refinance an undrawn line of credit totalling EUR 400 million which matures partly in 2006 and partly in 2009. An agreement is expected to be signed during November.

Equity (excluding minority interests) at 30 September was NOK 17.5 billion, down by NOK 2.6 billion from the previous quarter. The reduction reflects the loss incurred as a result of impairment charges and provisions, but was partly offset by NOK 0.7 billion in positive currency effects.

Gearing – net interest-bearing debt divided by equity – increased as a result of the impairments, and was 1.02 at 30 September. This is higher than Norske Skog's target figure of 0.9, but significantly below the general requirement in Norske Skog's loan agreements that gearing should be under 1.4.

Plan to improve earnings

An extensive programme to improve earnings has been approved by Norske Skog's board and corporate assembly. The aim is to be in a position to reach the group's target of an 11% return on capital employed by the end of 2008 with the present market and cost conditions. Roughly speaking, the plan embraces the following elements:

- Cost cuts based on restructuring the portfolio of mills – NOK 500 million. These derive from the closure of Norske Skog Union, the restructuring in Australasia and the closure of PM1 and PM4 at Norske Skog Jeonju.
- Demanning – NOK 500 million. The target is to shed 1 000 jobs. Demanning at the head office and regional offices is under way, and the process is at the planning stage in the various business units. Actual reductions in the number of employees will be clarified by 31 December.
- Measures to improve productivity and cost reductions in procurement, energy optimisation, sales and logistics, with an overall potential of more than NOK 2 billion. Initiatives have been identified in more than 40 areas, and most of these can be implemented with limited investment. Specific plans are currently being developed.

Considerable strides have been made with productivity during recent years, but substantial differences persist between the various mills and create a considerable potential. A team of experts has been established to pursue productivity enhancing measures together with the business units over a two-year period.

Share developments

A total of 194 million Norske Skog shares were traded in the first nine months. On an annualised basis this represents a turnover rate of 1.36, which is slightly up on the same period in 2005. The foreign shareholding at 30 September was 64.5%, compared with 57% at 31 December 2005.

Health and safety

The lost-time injury frequency per million working hours was 1.0 for the 12 months from 1 October 2005 to 30 September 2006. Ten of Norske Skog's 18 mills had zero injuries during the period. The H-value for the 12 months period 1 July 2005 to 30 June 2006 was 1,1.

Operations and market

Total deliveries from Norske Skog's mills in the third quarter were on a par with the previous three months, while production volumes were marginally higher. Production and deliveries during the first nine months totalled about 4.5 million tonnes. This represents a 12% increase in production volumes and a 14% increase in sales volumes compared to the same period last year. To achieve comparability, corrections must be made for factors relating to Asia, Norske Skog Union and Norske Skog Tasman. Taking these into account, overall volumes are roughly on a par with 2005.

Europe – newsprint

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	2 159	2 195	2 164	6 626	6 408
Gross op earnings NOK mill	465	390	337	1 276	1 012
Net op earnings NOK mill	223	153	82	524	237
Gross op margin %	21.5	17.8	15.6	19.3	15.8
Deliveries 1 000 t	508	551	569	1 609	1 667
Production 1 000 t	538	520	572	1 614	1 699
Production/capacity %	99	96	94	97	93

Earnings improved from the previous quarter, primarily owing to a weaker Norwegian krone. The improvement in earnings from 2005 reflects price increases at 1 January and lower fixed costs following the closure of Norske Skog Union.

Demand for standard and improved newsprint in Europe during the first nine months was up by 2.3% from the same period of last year. This increase was largest for the standard newsprint, and in the former Eastern Bloc countries.

Europe – magazine paper

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	1 748	1 471	1 826	4 893	5 108
Gross op earnings NOK mill	277	176	326	707	869
Net op earnings NOK mill	106	10	159	202	353
Gross op margin %	15.8	12.0	17.9	14.4	17.0
Deliveries 1 000 t	318	281	348	909	966
Production 1 000 t	320	307	340	951	1 005
Production/capacity %	93	90	97	93	96

Earnings remained unsatisfactory, but represented a substantial improvement from the second quarter as a result of higher production and sales volumes and a weaker Norwegian krone. The European market continues to be characterised by excess capacity and heavy pressure on prices, particularly for the grades of coated magazine paper which Norske Skog mainly produces.

Overall European demand for magazine paper rose by 3.5% in the first nine months compared with the same period of last year. When comparing with 2005, account must be taken of a long-running labour dispute in the Finnish paper industry last year.

Asia (Norske Skog PanAsia)

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	1 572	1 409	658	4 519	1 855
Gross op earnings NOK mill	272	268	119	782	352
Net op earnings NOK mill	84	83	43	217	126
Gross op margin %	17.3	19.0	18.1	17.3	19.0
Deliveries 1 000 t	406	395	173	1 165	482
Production 1 000 t	405	402	183	1 177	505
Production/capacity %	91	90	82	88	86

When making comparisons with 2005, account must be taken of the fact that PanAsia was consolidated on a 50% basis until mid-November 2005. The new mill in China's Hebei province also came on line in July and has been depreciated since September. Plans called

originally for PM1 and PM4 at Jeonju in Korea to be closed from 1 January 2007, but this was brought forward to September.

Earnings remained weak in the third quarter, and on a par with the previous three-month period. No significant changes occurred in prices and costs.

Demand for newsprint in Asia was 3.5% higher during January-August than in the same period of 2005. This figure is based to some extent on estimates. The increase was about 6% in China, while South Korea was more or less unchanged from last year. Indian demand rose by more than 10%. Prices are very low in China as a result of overcapacity, but are significantly higher in most other Asian countries.

Australasia

Key figures:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	989	973	1 028	2 849	3 003
Gross op earnings NOK mill	240	167	215	473	640
Net op earnings/(loss) NOK mill	73	12	39	(20)	109
Gross op margin %	24.3	17.2	20.9	16.6	21.3
Deliveries 1 000 t	209	220	217	616	639
Production 1 000 t	204	210	218	595	650
Production/capacity %	91	93	97	88	96

Earnings increased in Australasia from the previous quarter owing to the price rise in Australia and lower costs after PM1 at Norske Skog Tasman was shut down on 1 August.

Demand for newsprint was about 4% lower in January-September 2006 compared with the same period of last year. This reduction reflects a weaker advertising market.

Agreement was reached in October between Norske Skog and the Mighty River Power energy utility over the construction of a geothermal power station on the Norske Skog Tasman site. With a capacity of 90 MW, this facility will be built by Mighty River Power and become operational in late 2008. A long-term contract on electricity deliveries has been concluded which will meet about 65% of Norske Skog Tasman's annual power requirements.

South America

Key figures*:

	Q3/06	Q2/06	Q3/05	YTD 2006	YTD 2005
Op revenues NOK mill	364	321	320	1 024	891
Gross op earnings NOK mill	108	92	77	289	226
Net op earnings/(loss) NOK mill	68	48	29	158	84
Gross op margin %	29.7	28.7	24.1	28.2	25.4
Deliveries 1 000 t*	75	73	73	218	210
Production 1 000 t	75	74	74	221	216
Production/capacity %	97	95	95	95	93

* From mills in the region.

As in earlier periods, South America has the highest margins of any Norske Skog segment. This largely reflects lower costs.

Demand for newsprint continued to make good progress in the region, with increases of 13% during January-September 2006 compared with the same period of last year.

Lysaker, 2 November 2006

The board of directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Operating revenue	7 192	6 425	21 108	18 619	25 726
Distribution costs	(640)	(600)	(1 891)	(1 733)	(2 349)
Other operating expenses	(5 230)	(4 754)	(15 780)	(13 805)	(19 432)
Other gains and losses	(106)	(12)	(287)	56	275
Provision for restructuring costs	(600)	-	(663)	-	(270)
Gross operating earnings	616	1 059	2 487	3 137	3 950
Depreciation and amortisation	(827)	(740)	(2 497)	(2 244)	(3 072)
Impairments	(3 265)	-	(3 308)	(69)	(248)
Operating earnings	(3 476)	319	(3 318)	824	630
Earnings/(loss) from affiliated companies [1]	9	58	202	(15)	(751)
Financial items	(536)	(200)	(906)	(686)	(883)
Earnings/(loss) before taxation	(4 003)	177	(4 022)	123	(1 004)
Taxation	600	18	634	29	156
Net earnings/(loss)	(3 403)	195	(3 388)	152	(848)
The minority's share of net earnings/(loss)	(154)	2	(172)	9	6
The majority's share of net earnings/(loss)	(3 249)	193	(3 216)	143	(854)
Earnings per share	(17.17)	1.46	(17.00)	1.08	(5.98)

[1] Earnings/(loss) from affiliated companies are included after taxation

Balance sheet

NOK million	30.09.2006	30.09.2005	31.12.2005
ASSETS			
Intangible fixed assets	3 025	4 776	4 837
Biological assets	207	254	191
Operational fixed assets	32 731	29 307	35 799
Investments in affiliated companies	326	2 066	1 415
Deferred tax asset	453	93	324
Other long-term receivables	463	709	670
Derivatives [1)]	153	554	504
Total non-current assets	37 358	37 759	43 740
Inventory	2 937	2 668	2 860
Receivables	4 035	3 566	4 253
Financial assets at fair value through profit or loss	51	510	450
Cash and cash equivalents	669	225	452
Derivatives [1)]	214	240	278
Total current assets	7 906	7 209	8 293
Total assets	45 264	44 968	52 033
EQUITY			
Equity	17 503	18 980	21 966
Minority interests	506	186	713
Total equity	18 009	19 166	22 679
LIABILITIES			
Deferred tax	2 099	2 334	2 776
Interest-bearing long-term debt	17 658	17 543	17 525
Non interest-bearing long-term liabilities	1 279	1 021	1 247
Derivatives	228	164	152
Total non-current liabilities	21 264	21 062	21 700
Interest-bearing current debt	879	678	2 587
Tax liabilities	100	90	140
Trade and other payables	4 648	3 822	4 668
Derivatives	364	150	259
Total current liabilities	5 991	4 740	7 654
Total liabilities	27 255	25 802	29 354
Total liabilities and shareholders' equity	45 264	44 968	52 033

1 The gain on interest rate swaps fair value hedge is 33 million NOK.

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Revenue

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	2 159	2 164	6 626	6 408	8 594
Magazine paper	1 748	1 826	4 893	5 108	6 884
Total Europe	3 907	3 990	11 519	11 516	15 478
Asia					
Newsprint	1 572	658	4 519	1 855	2 962
Australasia					
Newsprint	989	1 028	2 849	3 003	4 022
South America					
Newsprint	364	320	1 024	891	1 230
Other activities					
Other industry in Norway	-	133	108	429	586
Other revenues	475	372	1 441	1 217	1 840
Total other activities	475	505	1 549	1 646	2 426
Staff/eliminations	(115)	(76)	(352)	(292)	(392)
Total group	7 192	6 425	21 108	18 619	25 726

Gross Operating Earnings

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	465	337	1 276	1 012	1 321
Magazine paper	277	326	707	869	1 089
Total Europe	742	663	1 983	1 881	2 410
Asia					
Newsprint	272	119	782	352	522
Australasia					
Newsprint	240	215	473	640	804
South America					
Newsprint	108	77	289	226	269
Other activities					
Other industry in Norway	-	12	11	40	65
Staff/eliminations	(40)	(15)	(101)	(58)	(114)
Gain on power trading and energy hedging	(106)	(12)	(287)	56	264
Restructuring costs	(600)	-	(663)	-	(270)
Total group	616	1 059	2 487	3 137	3 950

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Earnings

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	223	82	524	237	274
Magazine paper	106	159	202	353	446
Total Europe	329	241	726	590	720
Asia					
Newsprint	84	43	217	126	149
Australasia					
Newsprint	73	39	(20)	109	70
South America					
Newsprint	68	29	158	84	79
Other activities					
Other industry in Norway	-	4	6	16	33
Staff/eliminations	(59)	(25)	(147)	(88)	(167)
Gain/(loss) on power trading and energy hedging	(106)	(12)	(287)	56	264
Impairments	(3 265)	-	(3 308)	(69)	(248)
Restructuring costs	(600)	-	(663)	-	(270)
Total group	(3 476)	319	(3 318)	824	630

Production by Product/Area

(1,000 tonnes)	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	538	572	1 614	1 699	2 228
Magazine paper	320	340	951	1 005	1 330
Asia					
Newsprint	405	183	1 177	505	779
Australasia					
Newsprint	204	218	595	650	876
South America					
Newsprint	75	74	221	216	290
Total newsprint	1 222	1 047	3 607	3 070	4 173
Total magazine paper	320	340	951	1 005	1 330
Total publication paper	1 542	1 387	4 558	4 075	5 503

Deliveries by Product/Area

(1,000 tonnes)	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Europe					
Newsprint	508	569	1 609	1 667	2 235
Magazine paper	318	348	909	966	1 300
Asia					
Newsprint	406	173	1 165	482	763
Australasia					
Newsprint	209	217	616	639	853
South America					
Newsprint	75	73	218	210	286
Total newsprint	1 198	1 032	3 608	2 998	4 137
Total magazine paper	318	348	909	966	1 300
Total publication paper	1 516	1 380	4 517	3 964	5 437

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparisons

NOK million	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04
Operating revenue	7 192	6 772	7 144	7 107	6 425	6 433	5 761	6 608	6 380
Restructuring costs	(600)	(63)	-	(270)	-	-	-	-	-
Gross operating earnings	616	832	1 039	813	1 059	1 062	1 016	1 041	1 072
Depreciation and amortisation	(827)	(803)	(867)	(828)	(740)	(748)	(756)	(726)	(785)
Impairments	(3 265)	(43)	-	(179)	-	(58)	(11)	57	-
Operating earnings	(3 476)	(14)	172	(194)	319	256	249	372	287
Earnings/(loss) before taxation	(4 003)	(213)	194	(1 127)	177	31	(85)	320	160
Majority's share of net earnings/(loss)	(3 249)	(180)	213	(997)	193	(8)	(42)	545	224

Quarterly comparison

NOK million	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04
Operating revenue									
Europe	3 907	3 666	3 946	3 962	3 990	3 924	3 602	4 107	3 951
Asia	1 572	1 409	1 538	1 107	658	636	561	650	640
Australasia	989	973	887	1 019	1 028	1 056	919	1 015	1 065
South America	364	321	339	339	320	300	271	315	313
Other activities	475	535	539	780	505	597	544	634	530
Staff/eliminations	(115)	(132)	(105)	(100)	(76)	(80)	(136)	(113)	(119)
Total operating revenue	7 192	6 772	7 144	7 107	6 425	6 433	5 761	6 608	6 380
Gross operating earnings									
Europe	742	566	675	529	663	579	639	582	663
Asia	272	268	242	170	119	132	101	109	110
Australasia	240	167	66	164	215	196	229	269	221
South America	108	92	89	43	77	74	75	114	99
Other activities	-	-	11	25	12	12	16	29	8
Staff/eliminations	(40)	(12)	(49)	(56)	(15)	(23)	(20)	(62)	(29)
Gain on power trading and energy hedging	(106)	(186)	5	208	(12)	92	(24)	-	-
Restructuring cost	(600)	(63)	-	(270)	-	-	-	-	-
Total gross operating earnings	616	832	1 039	813	1 059	1 062	1 016	1 041	1 072
Operating earnings									
Europe	329	163	234	130	241	148	201	160	200
Asia	84	83	50	23	43	56	27	45	39
Australasia	73	12	(105)	(39)	39	22	48	99	35
South America	68	48	42	(5)	29	26	29	63	49
Other activities	-	-	6	17	4	4	8	21	(1)
Staff/eliminations	(59)	(28)	(60)	(79)	(25)	(34)	(29)	(73)	(35)
Impairments	(3 265)	(43)	-	(179)	-	(58)	(11)	57	-
Gain on power trading and energy hedging	(106)	(186)	5	208	(12)	92	(24)	-	-
Restructuring costs	(600)	(63)	-	(270)	-	-	-	-	-
Total operating earnings	(3 476)	(14)	172	(194)	319	256	249	372	287

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan - Sep 06	Jan - Sep 05	2005
Net operating margin	1	(15.7)	4.4	2.4
Gross operating margin	2	11.8	16.8	15.4
Return on capital employed		(2.6)	3.2	2.8
Equity ratio %	3	39.8	42.6	43.6
Equity ratio excl. minority interests %	4	38.7	42.2	42.2
Net interest bearing debt	5,8	17 784	17 277	19 063
Net interest-bearing debt/equity	5,8	0.99	0.90	0.84
Net interest-bearing debt/equity excl. minority interests	5,8	1.02	0.91	0.87
Earnings per share after taxes	6	(17.00)	1.08	-5.98
Cash flow per share after taxes	7	11.04	15.35	21.42

Definitions.

1 : Net operating margin = operating earnings / operating revenue

2 : Gross operating margin = gross operating earnings / operating revenue

3 : Equity ratio = shareholders' equity / total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets

5 : Net interest bearing debt = interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge

6 : Earnings per share after taxes = net earnings / average number of shares

7 : Cash flow per share after taxes = net cash flow from operating activities / average number of shares

8 : Fair value hedge = a hedge of the exposure to changes in fair value of a recognised asset or liability that is attributable to a particular risk and could affect profit or loss.

Cash flow statement

NOK million	Jul - Sep 06	Jul - Sep 05	Jan - Sep 06	Jan - Sep 05	2005
Cash flow from operating activities					
Cash generated from operations	7 322	6 614	21 253	18 560	25 877
Cash used in operations	(5 767)	(5 501)	(18 278)	(15 952)	(21 906)
Cash from net financial items	(225)	(163)	(772)	(596)	(845)
Taxes paid	(65)	(27)	(113)	22	(65)
Net cash flow from operating activities	1 265	923	2 090	2 034	3 061
Cash flow from investing activities					
Investments in operational fixed assets	(332)	(404)	(1 133)	(1 423)	(2 230)
Sales of operational fixed assets	2	3	9	9	21
Net cash from sold shares in other companies	-	4	1 213	4	100
Net cash used on acquisitions of shares in other companies	-	-	-	-	(3 905)
Taxes paid	-	-	-	-	-
Net cash flow from investing activities	(330)	(397)	89	(1 410)	(6 014)
Cash flow from financing activities					
Net change in long-term liabilities	(727)	(257)	(1 212)	(388)	(348)
Net change in current liabilities	(267)	(338)	(107)	400	257
Dividend paid [1)]	(90)	(10)	(1 046)	(807)	(807)
New equity [2)]	-	-	-	-	3 840
Net cash flow from financing activities	(1 084)	(605)	(2 365)	(795)	2 942
Translation difference	12	-	5	17	24
Total change in liquid assets	(137)	(79)	(181)	(154)	13

[1] The amounts include dividend paid to minority shareholders in PanAsia.

[2] The amount in 2005 is related to the acquisition of the remaining 50% of the shares in PanAsia Paper Company.

NORSKE SKOG GROUP ACCOUNTS
Change in equity

	Share capital	Other equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2006	1 899	10 410	9 657	21 966
Currency translation adjustments and other	-	-	(228)	(228)
Share issues	-	-	-	-
Change in holding of own shares	2	-	21	23
Dividend paid	-	-	(1 041)	(1 041)
Net profit for the period	-	-	(3 217)	(3 217)
Total equity excluding minority interests 30 September	1 901	10 410	5 192	17 503

Accounting principles
The interim financial statements for the third quarter of 2006 are presented in accordance with IAS 34. The interim financial statements, including comparable figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2005 and for the year ending at that date.

Accounting estimates, judgements and assumptions
The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2005 and for the year ending at that date.

Divestments
Norske Skog's investment in Catalyst Paper was sold in mid-February 2006. This investment has been classified as an investment in affiliates. The book value of the investment was written down to the estimated sales price in the annual accounts for 2005. This implies that no gain or loss from the sale will be recognised in the profit and loss account in the interim financial statements for the first quarter of 2006. The line item "Earnings from affiliates" includes a recognition of cumulative exchange rate differences related to the investment in Catalyst Paper which have been recognised directly in equity during the ownership of this investment. According to IAS 21, these cumulative exchange rate differences should be presented in the profit and loss account at the time of the disposal of the investment. These cumulative exchange rate differences amount to NOK 148 million.

Forestia AS was sold in March 2006. A letter of intent was signed with the buyer of Forestia at the time when the annual accounts for 2005 were being prepared. The value of the assets in Forestia was written down to the agreed sales price in the annual accounts for 2005. A loss of NOK 9 million on the sale of Forestia is recognised in these interim financial statements. The total loss related to the sale of Forestia, including the write-down in the annual accounts for 2005, amounts to NOK 33 million.

Norske Skog's investment in Nordic Paper AS was sold in February. This was classified as an investment in affiliates. Norske Skog has recognised a gain of NOK 30 million in the profit and loss account for the first quarter of 2006 related to this divestment.

NORSKE SKOG GROUP ACCOUNTS
Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	3/06	2/06	1/06	4/05	3/05
Restructuring provision (op earnings)	(600)	(63)	-	(270)	-
Impairments (op earnings)	(3 265)	(43)	-	-	-
Translation effects on accounts receivable and payable (op earnings)	30	(33)	(21)	23	6
Change in market value of interest rate derivatives (financial items)	(17)	11	30	24	1
Currency hedging gain/(loss) (financial items)	(232)	47	44	(15)	8

NORSKE SKOG GROUP ACCOUNTS

EBITDA / EBIT

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK million	3/06	2/06	3/05	YTD 06	YTD 05
Gross op earnings, IFRS	**616**	**832**	**1 059**	**2 487**	**3 137**
Reversals:					
Value changes power contracts	+106	+186	+12	+287	-56
Restructuring costs	+600	+63	-	+663	-
Gros op earnings, adjusted	**1 322**	**1 081**	**1 071**	**3 437**	**3 081**
Gross op margin, adjusted %	18.4	16.0	16.7	16.3	16.5

NOK million	3/06	2/06	3/05	YTD 06	YTD 05
Net op earnings, IFRS	**-3 476**	**-14**	**319**	**-3 318**	**824**
Reversals:					
Value changes power contracts	+106	+186	+12	+287	-56
Restructuring costs	+600	+63	-	+663	-
Impairments	+3 265	+43	-	+3 308	+69
Net op earnings, adjusted	**495**	**278**	**331**	**940**	**837**
Net op margins, adjusted %	6.9	4.1	5.2	4.5	4.5

NORSKE SKOG GROUP ACCOUNTS
Proforma figures

The acquisition of the remaining 50 % of PanAsia was closed in November 2005. PanAsia is consolidated 100 % into the Norske Skog Group accounts from the acquisition date. The below numbers show the consolidated profit and loss accounts for Norske Skog as if PanAsia was consolidated 100% into the Norske Skog Group accounts from 1 January 2005.

NOK million	Jul - Sep 05	Jan - Sep 05	2005
Operating revenue	7 214	20 849	28 871
Distribution costs	(653)	(1 868)	(2 536)
Other operating expenses	(5 372)	(15 479)	(21 655)
Provision for restructuring costs	-	-	(270)
Gross operating earnings	1 189	3 502	4 410
Depreciation and amortisation	(832)	(2 512)	(3 181)
Impairments	-	(69)	(248)
Operating earnings	357	921	981
Earnings/(loss) from affiliated companies	59	(15)	(751)
Financial items	(231)	(746)	(963)
Earnings/(loss) before taxation	185	160	(733)
Taxation	11	-	64
Net earnings/(loss)	196	160	(669)
Minority's share of net earnings/(loss)	5	18	12
Majority's share of net earnings/(loss)	191	142	(681)

82-522(
03.11.200

Norske Skog

Q3 2006

November, 2006

Norske Skog

Norske Skog

Q 3 2006

Webcast/Conference Call
November 3, 2006

Norske Skog

Q 3 2006 - Financial headlines

- EBITDA before special items: NOK 1 322 million, up compared with Q 2 2006 and Q 3 2005
- Improved EBITDA margins last three quarters
- All segments have improved earnings
- Operational cash flow YTD: NOK 2 975 (NOK 2 090 after financial items and paid tax)
- Write-downs and provisions of NOK 3.8 billion (NOK 3.2 billion after tax)

Q 3 2006 – Operational headlines

- Positive demand development in most of Norske Skog's markets
- Operating rates in the high 90's for Europe and South America
- Challenging market conditions for magazine paper in Europe. Prices still unsatisfactory in China due to overcapacity.
- Weaker NOK than in previous quarters influenced operating earnings positively

Capacity closures in 2006

- Union (Norway) – 260,000 tonnes of newsprint and related grades in Q 1
- Tasman PM 1 (NZ) – 130,000 tonnes of newsprint on August 1.
  - Partly offset by capacity increase in Albury and Tasman PM 2 & 3 – net decrease in Australasia ~50,000 tonnes
- Jeonju PM 1 & 4 (Korea) – 180,000 tonnes of newsprint in September
- Total net reduction: ~ 500,000 tonnes = 9 % of Norske Skog's newsprint capacity at the beginning of 2006

Improvement project - status

- New management team operational
- Mills' transition to business units operational
- Demanning – target 1,000 employees:
  - Corporate head office and Regional office under implementation
  - Preparation process at the business units
- Expert team has started phase one of the productivity improvement process
- Business units are now taking ownership to more than 40 profitability improvement categories that has been identified

Demand Changes YTD

YTD September 2006 vs YTD September 2005

	Std NP	Std & Imp NP	Mag. Paper	Total
W. Europe YTD	1,6%	1,1%	1,8%	1,4%
E. Europe YTD	8,6%	10,3%	22,4%	14,3%
Europe Total YTD	2,7%	2,3%	3,5%	2,9%
Australasia	(4,2%)	(5,7%)	(8,9%)	(6,7%)
South America	13,4%			
China (August)	5,8%			
South Korea (August)	0,3%			
Far East Total (August)	3,5%			
North America	(5,4%)	(3,7%)	(1,8%)	(3,0%)
World (August)	1,4%			

Sources: Cepiprint, PPPC, Norske Skog

Q 3 2006

Financial figures

Andreas Enger, CFO

Norske Skog

Q3 2006 – Financial headlines

P&L account

	Q3 2006	Q2 2006	Q3 2005
Revenue	7 192	6 772	6 425
EBITDA, adjusted[1)]	1 322	1 081	1 071
EBIT, adjusted[2)]	495	278	331
Net earnings/(loss)[3)]	-3 403	-191	195
EPS	-17,17	-0,95	1,46
EBITDA margin, adjusted[1)]	18,4	16,0	16,7
EBIT margin, adjusted[2)]	6,9	4,1	5,2

1) The table shows EBITDA adjusted for changes in the value of power contracts and restructuring costs.

2) The table shows EBIT adjusted for restructuring costs, impairments and changes in the value of power contracts.

3) Net earnings before minorities

Q3 2006 – Financial headlines

Cash Flow and balance sheet

	Q3 2006	Q2 2006	Q3 2005
Net CF from operating activities	1 264	574	923
Investments	-332	-468	-404
CFPS	6,68	3,01	6,96
Total assets	45 264	47 459	44 968
Net interest-bearing debt	17 784	17 751	17 277
Gearing	1,02	0,88	0,91
ROCE	-8,6	-0,1	3,6

EBITDA margins per segment
Q3 2006 vs Q2 2006



21,5 %
17,8 %
15,8 %
12,0 %
17,3 %
19,0 %
24,3 %
17,2 %
29,7 %
28,7 %
19,9 %
17,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication Paper *
Q3 2006
Q2 2006

* Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Three quarters of improved margins


30,0
25,0
20,0
15,0
10,0
5,0
0,0
25,0
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06

Norske Skog

Write downs and provisions

- Impairment testing under IFRS has been done in Q 3
- Changes made to assumptions concerning cost and market development in certain areas
- Total write down is NOK 3 265, including write downs at Jeonju in Korea announced in Q 2
- Provision for the demanning is stated at NOK 600 mill., cash effect mainly impacting 2007 accounts

Norske Skog

Q 3 2006

Financial figures
Details

Norske Skog

Headlines Q3 2006

	Q3 2006	Q2 2006	Q3 2005
Operating revenue	**7 192**	6 772	6 425
EBITDA, Adjusted[1]	**1 322**	1 081	1 071
EBIT, Adjusted[2]	**495**	278	331
Net earnings/(loss)	**(3 403)**	(191)	195
Net cash flow from operating activities	**1 265**	574	923
EBITDA margin, Adjusted[1]	**18,4**	16,0	16,7
EBIT margin, Adjusted[2]	**6,9**	4,1	5,2
Earnings per share	**(17,17)**	(0,95)	1,46
Cash Flow per share	**6,68**	3,01	6,96
ROCE %	**(8,6)**	(0,1)	3,6
Gearing	**1,02**	0,88	0,91

1) The table shows EBITDA adjusted for changes in the value of power contracts and restructuring costs.

2) The table shows EBIT adjusted for restructuring costs, impairments and changes in the value of power contracts.

Headlines YTD 2006

		YTD 2006	YTD 2005	2005
EBITDA margin adjusted [1]	%	**16,3**	16,5	15,6
EBIT margin adjusted [2]	%	**4,5**	4,5	3,6
ROCE	%	**(2,6)**	3,2	2,8
Equity ratio [3]	%	**38,7**	42,2	42,2
Net interest bearing debt [4]	NOK	**17 784**	17 277	19 063
Gearing [3, 5]		**1,02**	0,91	0,87
EPS, fully diluted	NOK	**(17,00)**	1,08	(5,98)
CFPS, fully diluted	NOK	**11,04**	15,35	21,42
Equity per share [3]	NOK	**92,5**	143,3	116,3

[1] EBITDA margin adjusted for restructuring costs and value changes of power contracts. In 2005, EBITDA is also adjusted for a provision for energy costs in South America.
[2] EBIT margin adjusted for restructuring costs, impairments and value changes of power contracts. In 2005, EBIT is also adjusted for a provision for energy costs in South America.
[3] Excluding minorities
[4] Net Interest bearing debt = Interest bearing debt - current investments - cash and cash equivalents - interest rate swaps fair value hedge
[5] Gearing = Net interest bearing debt/Equity

Norske Skog

P&L account Q3 2006 vs Q2 2006

(NOK mill.)	Q3 2006	Q2 2006	*Change*
Operating revenue	**7 192**	**6 772**	***420***
Distribution costs	(640)	(603)	*(37)*
Other operating expenses	(5 230)	(5 088)	*(142)*
Other gains and losses	(106)	(186)	*80*
Provision for restructuring costs	(600)	(63)	*(537)*
EBITDA	**616**	**832**	***(216)***
Depreciation	(827)	(803)	*(24)*
Impairments	(3 265)	(43)	*(3 222)*
EBIT	**(3 476)**	**(14)**	***(3 462)***
Earnings/(loss) affiliated companies	9	10	*(1)*
Financial items	(536)	(209)	*(327)*
Earnings/(loss) before taxation	**(4 003)**	**(213)**	***(3 790)***
Taxation	600	22	*578*
Net earnings/(loss)	**(3 403)**	**(191)**	***(3 212)***
Minority's share of net earnings/(loss)	(154)	(11)	*(143)*
Majority's share of net earnings/(loss)	(3 249)	(180)	*(3 069)*

Norske Skog

P&L account YTD 2006 vs YTD 2005

(NOK mill.)	YTD 2006	YTD 2005	Change
Operating revenue	**21 108**	**18 619**	***2 489***
Distribution costs	(1 891)	(1 733)	*(158)*
Other operating expenses	(15 780)	(13 805)	*(1 975)*
Other gains and losses	(287)	56	*(343)*
Provision for restructuring costs	(663)	-	*(663)*
EBITDA	**2 487**	**3 137**	***(650)***
Depreciation	(2 497)	(2 244)	*(253)*
Impairments	(3 308)	(69)	*(3 239)*
EBIT	**(3 318)**	**824**	***(4 142)***
Earnings/(loss) affiliated companies	202	(15)	*217*
Financial items	(906)	(686)	*(220)*
Earnings/(loss) before taxation	**(4 022)**	**123**	***(4 145)***
Taxation	634	29	*605*
Net earnings/(loss)	**(3 388)**	**152**	***(3 540)***
Minority's share of net earnings/(loss)	(172)	9	*(181)*
Majority's share of net earnings/(loss)	(3 216)	143	(3 359)

P&L account Q3 2006 vs Q3 2005

(NOK mill.)	Q3 2006	Q3 2005	*Change*
Operating revenue	**7 192**	**6 425**	***767***
Distribution costs	(640)	(600)	*(40)*
Other operating expenses	(5 230)	(4 754)	*(476)*
Other gains and losses	(106)	(12)	*(94)*
Provision for restructuring costs	(600)	-	*(600)*
EBITDA	**616**	**1 059**	***(443)***
Depreciation	(827)	(740)	*(87)*
Impairments	(3 265)	-	*(3 265)*
EBIT	**(3 476)**	**319**	***(3 795)***
Earnings/(loss) affiliated companies	9	58	*(49)*
Financial items	(536)	(200)	*(336)*
Earnings/(loss) before taxation	**(4 003)**	**177**	***(4 180)***
Taxation	600	18	*582*
Net earnings/(loss)	**(3 403)**	**195**	***(3 598)***
Minority's share of net earnings/(loss)	(154)	2	*(156)*
Majority's share of net earnings/(loss)	**(3 249)**	**193**	***(3 442)***

EBITDA Adjusted

NOK mill	Q3 2006	Q2 2006	Q3 2005	YTD 2006	YTD 2005
EBITDA IFRS	616	832	1 059	2 487	3 137
Reversals:					
Value changes power contracts	+106	+186	+12	+287	-56
Restructuring costs	+600	+63	-	+663	-
EBITDA, adjusted	**1 322**	**1 081**	**1 071**	**3 437**	**3 081**
EBITDA margin, adjusted	18,4 %	16,0 %	16,7 %	16,3 %	16,5 %

Norske Skog

EBIT Adjusted

NOK mill	Q3 2006	Q2 2006	Q3 2005	YTD 2006	YTD 2005
EBIT IFRS	-3 476	-14	319	-3 318	824
Reversals:					
Value changes power contracts	+106	+186	+12	+287	-56
Restructuring costs	+600	+63	-	+663	-
Impairments	+3 265	+43	-	+3 308	+69
EBIT, adjusted	**495**	**278**	**331**	**940**	**837**
EBIT margin, adjusted	6,9 %	4,1 %	5,2 %	4,5 %	4,5 %

EBITDA margins per segment
Q3 2006 vs Q2 2006



21,5 %
17,8 %
15,8 %
12,0 %
17,3 %
19,0 %
24,3 %
17,2 %
29,7 %
28,7 %
19,9 %
17,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication Paper *
Q3 2006
Q2 2006

* Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

EBIT margins per segment Q3 2006 vs Q2 2006



10,3 %
7,0 %
6,1 %
0,7 %
5,3 %
5,9 %
7,4 %
1,2 %
18,7 %
15,0 %
8,1 %
4,8 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication Paper *
Q3 2006
Q2 2006

* Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Norske Skog

Financial Items

(NOK mill.)	3Q 2006	2Q 2006	3Q 2005	YTD 2006	2005
Net interest costs (clean)	**-261**	**-244**	**-190**	**-760**	**-733**
Interest rate derivatives*	**-17**	**11**	**1**	**24**	**24**
Currency gain/loss**	**-243**	**43**	**8**	**-114**	**-77**
Other financial items	**-15**	**-19**	**-19**	**-56**	**-97**
Total financial items	**-536**	**-209**	**-200**	**-906**	**-883**
Net interest-bearing debt	**17 784**	**17 751**	**17 278**	**17 784**	**19 063**
Average interest cost YTD	**5,5 %**	**5,1 %**	**4,3 %**	**5,5 %**	**4,2 %**

**Change in market value of interest rate derivatives not included in hedge accounting*

***Currency loans, forward contracts, options*

NOK weaker in Q 3



NSG Fx Index (1/1/02=100)
100
95
90
85
80
75
98,0
92,0
87,8
86,0
85,1
87,3
91,2
90,0
94,5
91,6
92,0
88,3
88,7
87,9
86,6
87,3
88,6
85,9
88,3
91,0
88,4
91,6
87,6
87,6
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Avg Q'ly Index
Avg 2002
Avg 2003
Avg 2004
Avg 2005
Avg 2006

Norske Skog

Balance Sheet

NOK million	30.09.2006	30.06.2006	Change
Intangible fixed assets	3 478	5 121	*-1 643*
Operational fixed assets	32 938	33 317	*-379*
Shares in affiliated companies	326	295	*31*
Securities and long-term financial assets	616	861	*-245*
Non-current assets	**37 358**	**39 594**	*-2 236*
Inventories	2 937	2 819	*118*
Receivables	4 035	3 928	*107*
Liquid assets and short-term derivatives	934	1 118	*-184*
Current assets	**7 906**	**7 865**	*41*
TOTAL ASSETS	45 264	47 459	-2 195
Equity	17 503	20 072	*-2 569*
Minority interests	506	630	*-124*
Equity incl. Minorities	**18 009**	**20 702**	*-2 693*
Deferred tax	2 099	2 511	*-412*
Long-term interest-bearing debt	17 658	17 681	*-23*
Long-term interest-free debt	1 507	1 628	*-121*
Short-term interest-bearing debt	879	939	*-60*
Short-term interest-free debt	5 112	3 998	*1 114*
Total debt	**27 255**	**26 757**	*498*
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	45 264	47 459	-2 195
Net interest-bearing debt	**17 784**	**17 751**	**33**

Norske Skog

Balance Sheet

NOK million	30.09.2006	31.12.2005	Change
Intangible fixed assets	3 478	5 161	*-1 683*
Operational fixed assets	32 938	35 990	*-3 052*
Shares in affiliated companies	326	1 415	*-1 089*
Securities and long-term financial assets	616	1 174	*-558*
Non-current assets	**37 358**	**43 740**	*-6 382*
Inventories	2 937	2 860	*77*
Receivables	4 035	4 253	*-218*
Liquid assets and short-term derivatives	934	1 180	*-246*
Current assets	**7 906**	**8 293**	*-387*
TOTAL ASSETS	**45 264**	**52 033**	**-6 769**
Equity	17 503	21 966	*-4 463*
Minority interests	506	713	*-207*
Equity incl. Minorities	**18 009**	**22 679**	*-4 670*
Deferred tax	2 099	2 776	*-677*
Long-term interest-bearing debt	17 658	17 525	*133*
Long-term interest-free debt	1 507	1 399	*108*
Short-term interest-bearing debt	879	2 587	*-1 708*
Short-term interest-free debt	5 112	5 067	*45*
Total debt	**27 255**	**29 354**	*-2 099*
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**45 264**	**52 033**	**-6 769**
Net interest-bearing debt	**17 784**	**19 063**	***-1 279***

Norske Skog

Balance Sheet – Q3 Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 30.09.2006:

NOK	24%
EUR	24%
AUD	10%
NZD	6%
USD	20%
KRW	15%
Other	1%

Increase in Q3: NOK 1,359 mill

Debt

Distribution as of 30.09.2006:

NOK	0%
EUR	43%
AUD	12%
NZD	0%
USD	36%
KRW	6%
Other	3%

Increase in Q3: NOK 678 mill

Increased equity: NOK 681 mill.

Balance Sheet – YTD Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 30.09.2006:

NOK	24%
EUR	24%
AUD	10%
NZD	6%
USD	20%
KRW	15%
Other	1%

Decrease in 2006: NOK 454 mill

Debt

Distribution as of 30.09.2006:

NOK	0%
EUR	43%
AUD	12%
NZD	0%
USD	36%
KRW	6%
Other	3%

Decrease in 2006: NOK 226 mill

Decreased equity: NOK -228 mill.

Debt Maturity Schedule Q3 2006



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NOK million
1,385
2,405
354
2,104
4,821
4,230
369
1,412
1,301
2006
2007
2008
2009
2010
2011
2012-14
2015
2033
YEAR

Norske Skog

Cash flow Q3 2006 vs Q2 2006

(NOK million)	Q3 2006	Q2 2006	*Change*
EBITDA	616	832	*(216)*
Adjustment of non-cash items in EBITDA[1)]	718	280	*438*
Change in Working Capital	221	(213)	*434*
Operational Cash Flow	**1 555**	**899**	***656***
Cash from net financial items	(225)	(316)	*91*
Taxes paid	(65)	(9)	*(56)*
Levered Operational Cash Flow	**1 265**	**574**	***691***
Investments (capex)	(332)	(468)	*136*
Sale of operational fixed assets	2	7	*(5)*
Other investments / divestments	-	-	-
Dividend paid	(90)	(956)	*866*
Free Cash Flow	**845**	**(843)**	***1 688***
New equity	-	-	-
FX and other non cash items on cash and debt	(878)	607	*(1 485)*
Change in net interest bearing debt	**(33)**	**(236)**	***203***

1) Unrealised gain/(loss) on energy hedging contracts, restructuring provisions and other items

Norske Skog

Cash flow YTD 2006 vs YTD 2005

(NOK million)	YTD 2006	YTD 2005	*Change*
EBITDA	2 487	3 137	*(650)*
Adjustment of non-cash items in EBITDA[1)]	998	-	*998*
Change in Working Capital	(510)	(529)	*19*
Operational Cash Flow	**2 975**	**2 608**	***367***
Cash from net financial items	(772)	(596)	*(176)*
Taxes paid	(113)	22	*(135)*
Levered Operational Cash Flow	**2 090**	**2 034**	***56***
Investments (capex)	(1 133)	(1 423)	*290*
Sale of operational fixed assets	9	13	*(4)*
Other investments / divestments	1 213	-	*1 213*
Dividend paid	(1 046)	(807)	*(239)*
Free Cash Flow	**1 133**	**(183)**	***1 316***
New equity	-	-	-
FX and other non cash items on cash and debt	146	(223)	*369*
Change in net interest bearing debt	**1 279**	**(406)**	***1 685***

1) Unrealised gain/(loss) on energy hedging contracts, restructuring provisions and other items

Norske Skog

Cash flow Q3 2006 vs Q3 2005

(NOK million)	Q3 2006	Q3 2005	*Change*
EBITDA	616	1 059	*(443)*
Adjustment of non-cash items in EBITDA[1)]	718	-	*718*
Change in Working Capital	221	54	*167*
Operational Cash Flow	**1 555**	**1 113**	***442***
Cash from net financial items	(225)	(163)	*(62)*
Taxes paid	(65)	(27)	*(38)*
Levered Operational Cash Flow	**1 265**	**923**	***342***
Investments (capex)	(332)	(404)	*72*
Sale of operational fixed assets	2	7	*(5)*
Other investments / divestments	-	-	-
Dividend paid	(90)	(10)	*(80)*
Free Cash Flow	**845**	**516**	***329***
New equity	-	-	-
FX and other non cash items on cash and debt	(878)	(52)	*(826)*
Change in net interest bearing debt	**(33)**	**464**	***(497)***

1) Unrealised gain/(loss) on energy hedging contracts, restructuring provisions and other items

Norske Skog

Segmented results

Norske Skog

Financial Summary - Segments

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Revenue	Q3 05	2 164	1 826	3 990	658	1 028	320
	Q4 05	2 186	1 776	3 962	1 107	1 019	339
	Q1 06	2 272	1 674	3 946	1 538	887	339
	Q2 06	2 195	1 471	3 666	1 409	973	321
	Q3 06	2 159	1 748	3 907	1 572	989	364
EBITDA	Q3 05	337	326	663	119	215	77
	Q4 05	309	220	529	170	164	43
	Q1 06	421	254	675	242	66	89
	Q2 06	390	176	566	268	167	92
	Q3 06	465	277	742	272	240	108
EBIT	Q3 05	82	159	241	43	39	29
	Q4 05	37	93	130	23	(39)	(5)
	Q1 06	148	86	234	50	(105)	42
	Q2 06	153	10	163	83	12	48
	Q3 06	223	106	329	84	73	68
EBITDA %	Q3 05	15,6 %	17,9 %	16,6 %	18,1 %	20,9 %	24,1 %
	Q4 05	14,1 %	12,4 %	13,4 %	15,4 %	16,1 %	12,7 %
	Q1 06	18,5 %	15,2 %	17,1 %	15,7 %	7,4 %	26,3 %
	Q2 06	17,8 %	12,0 %	15,4 %	19,0 %	17,2 %	28,7 %
	Q3 06	21,5 %	15,8 %	19,0 %	17,3 %	24,3 %	29,7 %
EBIT %	Q3 05	3,8 %	8,7 %	6,0 %	6,5 %	3,8 %	9,1 %
	Q4 05	1,7 %	5,2 %	3,3 %	2,1 %	-3,8 %	-1,5 %
	Q1 06	6,5 %	5,1 %	5,9 %	3,3 %	-11,8 %	12,4 %
	Q2 06	7,0 %	0,7 %	4,4 %	5,9 %	1,2 %	15,0 %
	Q3 06	10,3 %	6,1 %	8,4 %	5,3 %	7,4 %	18,7 %

Norske Skog

Operational Summary - Segments

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Production (1000 tonnes)	Q3 05	572	340	912	183	218	74
	Q4 05	529	325	854	274	226	74
	Q1 06	556	324	880	370	181	72
	Q2 06	520	307	827	402	210	74
	Q3 06	538	320	858	405	204	75
Deliveries (1000 tonnes)	Q3 05	569	348	917	173	217	73
	Q4 05	568	334	902	281	214	76
	Q1 06	550	310	860	364	187	70
	Q2 06	551	281	832	395	220	73
	Q3 06	508	318	826	406	209	75
Production/ Capacity (%)	Q3 05	94 %	97 %	95 %	82 %	97 %	95 %
	Q4 05	87 %	93 %	89 %	82 %	100 %	95 %
	Q1 06	96 %	95 %	95 %	83 %	80 %	93 %
	Q2 06	96 %	90 %	93 %	90 %	93 %	95 %
	Q3 06	99 %	93 %	97 %	91 %	91 %	97 %
Deliveries/ Capacity (%)	Q3 05	94 %	100 %	96 %	77 %	96 %	94 %
	Q4 05	93 %	96 %	94 %	84 %	95 %	98 %
	Q1 06	95 %	91 %	93 %	81 %	83 %	90 %
	Q2 06	101 %	82 %	94 %	88 %	98 %	94 %
	Q3 06	93 %	93 %	93 %	91 %	93 %	97 %

"CLEAN" EBITDA BY QUARTERS

	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
Europe newsprint	364	311	337	309	421	390	465
Europe magazine	275	268	326	220	254	176	277
Europe total	**639**	**579**	**663**	**529**	**675**	**566**	**742**
Asia*	101	132	119	170	242	268	272
Australasia	229	196	215	164	66	167	240
South America	75	74	77	93	89	92	108
Total regions	**1 044**	**981**	**1 074**	**956**	**1 072**	**1 093**	**1 362**
Other activities	16	12	12	25	11	-	-
Corp. Center, elim. etc	(20)	(23)	(15)	(56)	(49)	(12)	(40)
Clean EBITDA	**1 040**	**970**	**1 071**	**925**	**1 034**	**1 081**	**1 322**
Energy hedging etc	(24)	92	(12)	208	5	(186)	(106)
Grid dispute, Brazil	-	-	-	(50)	-	-	-
Restruct Union	-	-	-	(270)	-	-	-
Restruct Parenco	-	-	-	-	-	(63)	-
Provision demanning	-	-	-	-	-	-	(600)
EBITDA under IFRS	**1 016**	**1 062**	**1 059**	**813**	**1 039**	**832**	**616**

*** PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005**

"CLEAN" EBIT BY QUARTERS

	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
Europe newsprint	102	53	82	37	148	153	223
Europe magazine	99	95	159	93	86	10	106
Europe total	**201**	**148**	**241**	**130**	**234**	**163**	**329**
Asia*	27	56	43	23	50	83	84
Australasia	48	22	39	(39)	(105)	12	73
South America	29	26	29	45	42	48	68
Total regions	**305**	**252**	**352**	**159**	**221**	**306**	**554**
Other activities	8	4	4	17	6	-	-
Corp. Center, elim. etc	(29)	(34)	(25)	(79)	(60)	(28)	(59)
Clean EBIT	**284**	**222**	**331**	**97**	**167**	**278**	**495**
Energy hedging etc	(24)	92	(12)	208	5	(186)	(106)
Grid dispute, Brazil	-	-	-	(50)	-	-	-
Write-down PanAsia	-	-	-	-	-	(43)	-
Forest Australia	(11)	(58)	-	-	-	-	-
Restruct Union	-	-	-	(270)	-	-	-
Write-down Union	-	-	-	(155)	-	-	-
Restruct Parenco	-	-	-	-	-	(63)	-
Loss Forestia	-	-	-	(24)	-	-	-
Provision demanning	-	-	-	-	-	-	(600)
Permanent impairment	-	-	-	-	-	-	(3 265)
EBIT under IFRS	**249**	**256**	**319**	**(194)**	**172**	**(14)**	**(3 476)**

*** PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005**

Norske Skog

"CLEAN" EBITDA YTD

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Europe newsprint	364	675	1 012	1321	421	811	1 276
Europe magazine	275	543	869	1089	254	430	707
Europe total	**639**	**1 218**	**1 881**	**2 410**	**675**	**1 241**	**1 983**
Asia*	101	233	352	522	242	510	782
Australasia	229	425	640	804	66	233	473
South America	75	149	226	319	89	181	289
Total regions	**1 044**	**2 025**	**3 099**	**4 055**	**1 072**	**2 165**	**3 527**
Other activities	16	28	40	65	11	11	11
Corp. Center, elim. etc	(20)	(43)	(58)	(114)	(49)	(61)	(101)
Clean EBITDA	**1 040**	**2 010**	**3 081**	**4 006**	**1 034**	**2 115**	**3 437**
Energy hedging etc	(24)	68	56	264	5	(181)	(287)
Grid dispute, Brazil	-	-	-	(50)	-	-	-
Restruct Union	-	-	-	(270)	-	-	-
Restruct Parenco	-	-	-	-	-	(63)	(63)
Provision demanning	-	-	-	-	-	-	(600)
EBITDA under IFRS	**1 016**	**2 078**	**3 137**	**3 950**	**1 039**	**1 871**	**2 487**

*** PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005**

Norske Skog

"CLEAN" EBIT YTD

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Europe newsprint	102	155	237	274	148	301	524
Europe magazine	99	194	353	446	86	96	202
Europe total	**201**	**349**	**590**	**720**	**234**	**397**	**726**
Asia*	27	83	126	149	50	133	217
Australasia	48	70	109	70	(105)	(93)	(20)
South America	29	55	84	129	42	90	158
Total regions	**305**	**557**	**909**	**1 068**	**221**	**527**	**1 081**
Other activities	8	12	16	33	6	6	6
Corp. Center, elim. etc	(29)	(63)	(88)	(167)	(60)	(88)	(147)
Clean EBIT	**284**	**506**	**837**	**934**	**167**	**445**	**940**
Energy hedging etc	(24)	68	56	264	5	(181)	(287)
Grid dispute, Brazil	-	-	-	(50)	-	-	-
Write-down PanAsia	-	-	-	-	-	(43)	(43)
Forest Australia	(11)	(69)	(69)	(69)	-	-	-
Restruct Union	-	-	-	(270)	-	-	-
Write-down Union	-	-	-	(155)	-	-	-
Restruct Parenco	-	-	-	-	-	(63)	(63)
Loss Forestia	-	-	-	(24)	-	-	-
Provision demanning	-	-	-	-	-	-	(600)
Permanent impairment	-	-	-	-	-	-	(3 265)
EBIT under IFRS	**249**	**505**	**824**	**630**	**172**	**158**	**(3 318)**

*** PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005**

Market Update
November 2006

Norske Skog

Demand Changes YTD

YTD September 2006 vs YTD September 2005

	Std NP	Std & Imp NP	Mag. Paper	Total
W. Europe YTD	1,6%	1,1%	1,8%	1,4%
E. Europe YTD	8,6%	10,3%	22,4%	14,3%
Europe Total YTD	2,7%	2,3%	3,5%	2,9%
Australasia	(4,2%)	(5,7%)	(8,9%)	(6,7%)
South America	13,4%			
China (August)	5,8%			
South Korea (August)	0,3%			
Far East Total (August)	3,5%			
North America	(5,4%)	(3,7%)	(1,8%)	(3,0%)
World (August)	1,4%			

Sources: Cepiprint, PPPC, Norske Skog

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - Y/Y September: -3.5%
  - Q3 06/Q3 05: +0.8%
  - **YTD 06/YTD 05: +2.3%**
- Total deliveries from Europe:
  - Y/Y September: -2.0%
  - Q3 06/Q3 05: +3.0%
  - **YTD 06/YTD 05: +4.0%**
- Total deliveries of Newsprint from N. Am to West Europe:
  - Y/Y September: -18.8%
  - Q3 06/Q3 05: -38.8%
  - **YTD 06/YTD 05: -43.8%**
- Reference price Newsprint September:
  - €528/mt, unchanged from Q2 '06



NP+OUNC Demand in Europe
in '000 tonnes
3 600
3 500
3 400
3 300
3 200
3 100
3 000
2 900
2 800
2 700
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006



Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004
1Q 2005
1Q 2006

Newsprint - North America

- Std. Newsprint Demand:
  - Y/Y September: -9.5 %
  - Q3 06/Q3 05: -7.3%
  - **YTD 06/YTD 05: -5.4%**
- Uncoated Mech Papers (ex SC) Demand:
  - Y/Y September: -1.3%
  - Q3 06/Q3 05: +3.3%
  - **YTD 06/YTD 05: +1.3%**
- Combined Std NP & Uncoated Mech (ex SC) Demand:
  - Y/Y September: -7.4%
  - Q3 06/Q3 05: -4.6%
  - **YTD 06/YTD 05: -3.7%**
- Reference price Newsprint September:
  - $675/mt



Newsprint, 48.8 g/m², US East Coast
USD/t
800
700
600
500
400
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004
1Q 2005
1Q 2006



Newsprint + Uncoated Mechanical (without SC grades) Demand in North America
in '000 tonnes
4 000
3 800
3 600
3 400
3 200
3 000
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006

Norske Skog

SC Magazine Paper - Europe

- Demand in Europe:
  - Y/Y September: +2.8%
  - Q3 06/Q3 05: +7.0%
  - **YTD 06/YTD 05: +8.2%**

- Total deliveries from Europe:
  - Y/Y September: +10.8%
  - Q3 06/Q3 05: +15.8%
  - **YTD 06/YTD 05 : +14.0 %**

- Reference price SC September:
  - €610/mt, no change from Q2 '06



SC Magazine Demand in Europe
in '000 tonnes
1 000
950
900
850
800
750
700
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
500
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004
1Q 2005
1Q 2006

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - Y/Y September: -4.1%
  - Q3 06/Q3 05: -1.9%
  - **YTD 06/YTD 05: +1.3%**
- Total deliveries from Europe:
  - Y/Y September: -5.3%
  - Q3 06/Q3 05: +1.1%
  - **YTD 06/YTD 05: +0.1%**
- Reference price CMR September :
  - €680/mt, down 1.4% from Q2 '06



CMR Demand in Europe
in '000 tonnes
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 400
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004
1Q 2005
1Q 2006

Norske Skog

Magazine Paper Prices - Europe and North America



Magazine Paper Prices, Germany
SC
CMR
EUR/t
1000
950
900
850
800
750
700
650
600
550
500
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004
1Q 2005
1Q 2006



Magazine Paper Prices, USA
SC
CMR
USD/t
1300
1200
1100
1000
900
800
700
600
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004
1Q 2005
1Q 2006

Demand – South America
YTD September '06 vs YTD September '05

- **Demand – Region total (standard news):**
  - Regional demand +13.4 % (E); partly due to customer inventories
  - Demand in Brazil +11.5%
  - Brazil: Continued good development in daily newspaper circulation (+5.6%)
  - Big growth also in Venezuela and Ecuador

- **Price increase in Brazil in July**

Demand –Australasia
YTD September '06 vs YTD September '06

- Demand:
  - YTD -4,2% for standard newsprint
  - Weaker main media ad spend growth

- Prices:
  - –Price Australia: Up 7% as of July 2006

Demand – Asia
YTD August '06 vs YTD August '05

- Demand standard newsprint:
  - Far East total: + 3,5 %
  - China: 5,8 % (10,4% Y-on-Y August)
  - South Korea: + 0,3 %
  - India: + 13,2 %

- Strong Chinese newspaper ad revenue

- Prices:
  - Korea ~ USD 645/t
  - China ~ USD 485/t. Price decline due to start-up of new capacity
  - Other markets: USD 600 – 700/t

Release to Oslo Stock Exchange

Standard & Poor's Downgrades Norske Skog

Standard & Poor's Rating Services has revised Norske Skog's corporate credit and senior unsecured debt ratings to BB+, Stable Outlook, from BBB-, Negative Outlook. Norske Skog's rating is removed from CreditWatch, where it was placed on 20. October 2006. According to Standard & Poor's press release, the rating action is a consequence of Norske Skog failing to meet the financial requirements for the previous rating level.

The rating action does not have any impact on interest rates for Norske Skog's existing long-term debt or credit facilities.

Oxenøen, November 14, 2006

NORSKE SKOG

Investor Relations

EU COMPETITION AUTHORITIES CLOSES INVESTIGATION

The European Commission initiated an investigation of Norske Skog and other paper producers in May 2004 for alleged breaches of EU competition rules.

The European Commission`s competition authority has today informed Norske Skog that the Commission services have closed their investigation.

Oxenøen, 16 November 2006

Norske Skog
Corporate Communications

82-5226
15.11.06
publ. 20.11

Norske Skog

Deutsche Bank Paper Seminar
London, 15th November, 2006

Andreas Enger, CFO

Agenda

- Norske Skog headlines
- Company Changes
- Q 3 Financials
- Market Update
- Summary


AVANGUARDI
FIGARO

Norske Skog Headlines

- **The no 2 producer of newsprint globally, and no 4 on magazine paper:**
  - 19 mills in 14 countries
  - Capacity based on ownership: 6.5 mill tonnes*)
- **The most global paper company:**

  ~ 50 % of the capacity outside of Europe:
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre
- **One share class, with high liquidity**
  - Mkt cap ~US 3 bn
- **Foreign ownership > 60%**



*) After closure of 2 PMs in Korea at year-end '06

The world of Norske Skog


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

Norske Skog's capacity by regions – 2006



Norway
23 %
Asia
28 %
Austral
asia
14 %
South Am.
5 %
Eur. Cont.
30 %

Newsprint: 79 % of total
Magazine: 21 % of total

35 % of total **newsprint** capacity is in Asia

World's largest producers of publication papers



Newsprint
1 000 tonnes /year
Abitibi
11 %
Norske Skog
11 %
Bowater
7 %
Stora Enso
7 %
UPM
6 %
0
1000
2000
3000
4000
5000
6000



Magazine paper
1 000 tonnes /year
UPM
20 %
Stora Enso
17 %
Myllykoski
8 %
Norske Skog
5 %
International Paper
5 %
0
1000
2000
3000
4000
5000
6000

Turnaround in Norske Skog

Capacity closures in 2006

- Union (Norway) – 260,000 tonnes of newsprint and related grades in Q 1
- Tasman PM 1 (NZ) – 130,000 tonnes of newsprint on August 1.
  - Partly offset by capacity increase in Albury and Tasman PM 2 & 3 – net decrease in Australasia ~50,000 tonnes
- Jeonju PM 1 & 4 (Korea) – 180,000 tonnes of newsprint in September
- Total net reduction: ~ 500,000 tonnes = 9 % of Norske Skog's newsprint capacity at the beginning of 2006

New organizational model

Mills and costs in focus



Cheongwon
Jeonju
Singburi
Hebei
Shanghai
Bio Bio
Albury
Pisa
Tasman
Boyer
Steti
Walsum
Skogn
Saugbrugs
Follum
Parenco
Golbey
Bruck
Operations
Sales
Costs
Working Capital
Investments
Fixed Assets
Full transparancy
No internal consolidation
Measurement against targets
Benchmarking againts peers
Corporate center
Performance Management
Business Improvement
Corporate functions

Ambitious Profit Improvement Project

- Aim is to reach the 11 % ROCE target: Means a profit improvement of ~NOK 3 bn, as run-rate at end 2008
- Main elements:
  - Savings from capacity reductions: ~NOK 500 mill
  - Savings from demanning – target ~1,000 employees: ~NOK 500 million
  - Savings from sales and customer optimization
  - Savings from general cost reductions within supply, logistics and administration
  - Increased sales and/or reduced costs from higher productivity

Improvement project - status

- New management team operational
- Mills' transition to business units operational
- Demanning – target 1,000 employees:
  - Corporate head office and Regional offices under implementation
  - Preparation process at the business units
- Expert team has started phase one of the productivity improvement process
- Business units are now taking ownership to more than 40 profitability improvement categories that has been identified

Financials – Q 3 2006

Q 3 2006 – Operational headlines

- Positive demand development in most of Norske Skog's markets
- Operating rates in the high 90's for Europe and South America
- Challenging market conditions for magazine paper in Europe. Low prices in China due to overcapacity.
- Weaker NOK than in previous quarters influenced operating earnings positively

Q 3 2006 - Financial headlines

- EBITDA before special items: NOK 1 322 mill., up compared with Q 2 2006 and Q 3 2005
- Improved EBITDA margins last three quarters
- All segments have improved earnings
- Operational cash flow YTD: NOK 2 975 mill. (NOK 2 090 mill. after financial items and paid tax)
- Write-downs and provisions of NOK 3.8 billion (NOK 3.2 billion after tax)

Q3 2006 – Financial headlines

P&L account

	Q3 2006	Q2 2006	Q3 2005
Revenue	7 192	6 772	6 425
EBITDA, adjusted[1)]	1 322	1 081	1 071
EBIT, adjusted[2)]	495	278	331
Net earnings/(loss)[3)]	-3 403	-191	195
EPS	-17,17	-0,95	1,46
EBITDA margin, adjusted[1)]	18,4	16,0	16,7
EBIT margin, adjusted[2)]	6,9	4,1	5,2

1) The table shows EBITDA adjusted for changes in the value of power contracts and restructuring costs.

2) The table shows EBIT adjusted for restructuring costs, impairments and changes in the value of power contracts.

3) Net earnings before minorities

Q3 2006 – Financial headlines

Cash Flow and balance sheet

	Q3 2006	Q2 2006	Q3 2005
Net CF from operating activities	1 264	574	923
Investments	-332	-468	-404
CFPS	6,68	3,01	6,96
Total assets	45 264	47 459	44 968
Net interest-bearing debt	17 784	17 751	17 277
Gearing	1,02	0,88	0,91
ROCE	-8,6	-0,1	3,6

EBITDA margins per segment Q3 2006 vs Q2 2006


21,5 %
17,8 %
15,8 %
12,0 %
17,3 %
19,0 %
24,3 %
17,2 %
29,7 %
28,7 %
19,9 %
17,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication Paper *
Q3 2006
Q2 2006

Norske Skog

Three quarters of improved margins



30,0
25,0
20,0
15,0
10,0
5,0
0,0
25,0
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06

Norske Skog

Write downs and provisions

- Impairment testing under IFRS has been done in Q 3
- Changes made to assumptions concerning cost and market development in certain areas
- Total write down of fixed assets and goodwill is NOK 3 265 mill., including write downs at Norske Skog Jeonju in Korea announced in Q 2
  - Write down of goodwill amounts to NOK 1.7 billion, and remaining goodwil hereafter is NOK 2.8 billion, related to segment Australasia
- Provision for the demanning is stated at NOK 600 mill., cash effect mainly impacting 2007 accounts

Market Update

Publication Paper – A regional overview



- **Europe**
  - Low growth, overcapacity on magazine paper
  - Challenging to export profitably
  - Restructuring potential
- **Asia**
  - High growth
  - Overcapacity in China
  - Not low cost for exports
- **Australasia**
  - Low cost production
- **North-America**
  - Declining demand and overcapacity NP
  - Challenging to export profitably
- **South-America**
  - Low-cost fibre
  - Increasing demand

Trade Flows 2005
Standard Newsprint



N. America
Demand: 10 383
Domestic Del: 10 194
Total Del: 12 681
Europe
Demand: 10 825
Domestic Del: 10 208
Total Del: 11 835
Asia
Demand: 12 502
Domestic Del: 10 231
Total Del: 10 412
L.America
Demand: 1 693
Domestic Del: 812
Total Del: 861
Africa
Demand: 624
Total Del: 396
Oceania
Demand: 874
Total Del: 770
625
1 222
747
129
1 042

Source: PPPC Newsprint Supply and Demand, September 2006

Norske Skog

Trade Flows 2005

Magazine Papers (SC-type paper & CMR)



Europe
Demand: 11 283
Domestic Del: 11 200
Total Del: 13 894
N. America
Demand: 8 565
Domestic Del: 7 232
Total Del: 7 397
L.America
Demand: 533
Domestic Del: 193
Asia & Oceania
Demand: 3 694
Domestic Del: 2 628
1 321
253
86
1 023

Norske Skog

World market: Asia is the biggest newsprint region


Demand 2005
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Tonnes (000)
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources:
Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Market Update YTD October – non-Asia

- Newsprint in Europe:
  - Demand: + 2,3 % YTD, good market balance
  - Expect price increases also in 2007
- Magazine Paper in Europe:
  - Demand: + 3.5 % YTD
  - Overcapacity and challenging market conditions, but announced closures will hopefully improve the situation
  - Newsprint in South America:
  - Demand: + 13 % YTD (E), prices on level with the US
- Newsprint in Australasia:
  - Demand: – 4 % YTD; weaker advertising market
  - 7 % price increase in Australia from July 1

Market Update - Asia

- Newsprint demand:
  - YTD Aug: + 3.5 % compared with '05
  - China: + 6 % (despite large inventory correction early in '06); India + 13 %; small growth also in more mature markets like Japan and South Korea
- Prices:
  - Korea ~645 USD/t
  - China ~485 USD/t
  - Other markets ~USD 670 – 700/t



Hebei
Shanghai
Chongwo
Chonju
Sing Buri
MNI (34%)

Market Update - China

- Too much new capacity coming:
  - 1.5 - 2 million tonnes in 2006-2008
  - Could medium-term lead to certain export out of China
  - Price pressure

- But still a good opportunity going forward:
  - Current consumption growth dampened by government control
  - Large number of small and inefficient newsprint mills


茂昌眼镜公司
AOCHANG

Summary

The current situation

- Profits are improving, and will get further boost from capacity closures, de-manning and other cost reductions
- Challenges:
  - Newsprint overcapacity in China
  - Magazine paper in Europe
  - Energy and currency
- But Norske Skog has some competitive advantages few others can match.................

Competitive Advantages

- The ONLY global player within publication paper
- Leading market position in emerging markets in Asia and South America, and in the more mature region Australasia
- Low cost position on the Southern hemisphere:
  - Fibre from fast growing plantations
  - Competitive energy price in Australia

Norske Skog:
At the turning point!

Norske Skog

Deutsche Bank Paper Seminar
London, 15th November, 2006

Andreas Enger, CFO

Message to Oslo Stock Exchange

Norske Skog: Signing of € 400 million syndicated credit facility

Norske Skog has signed a new € 400,000,000 Multi-currency Revolving Credit Facility, which will carry a maturity of 5 years and 3 months. The purpose was to refinance Norske Skog's existing € 400,000,000 Credit Facility dated 21st October 2002, which matured partly in 2007 and partly in 2009. The new facility will become part of the company's liquidity reserve, as was the case also with the old one.

The Joint Mandated Lead Arrangers are Danske Bank A/S, ING Wholesale Banking, The Royal Bank of Scotland plc and SEB Merchant Banking. A total of 19 banks participate in the new facility, which was oversubscribed by 40 %.

Oxenøen, November 23, 2006

NORSKE SKOG

Corporate Communication

Contact persons:
Odd-Geir Lyngstad, VP Corporate Treasury, + 47 6759 9274
Jarle Langfjæran, VP Investor Relations, + 47 6759 9338

Norske Skog

DnB NOR Pulp & Paper Seminar
Oslo, 23rd November, 2006

Christian Rynning-Tønnesen, CEO

Norske Skog operations

Norske Skog Headlines

- **The no 2 producer of newsprint globally, and no 4 on magazine paper:**
  - 19 mills in 14 countries
  - Capacity based on ownership: 6.5 mill tonnes*)
- **The most global paper company:**

  ~ 50 % of the capacity outside of Europe:
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre
- **One share class, with high liquidity**
  - Mkt cap ~US 3 bn
- **Foreign ownership > 60%**


O DIA
Justiça
Agosto, mês de recorde
HKA
Κοινωνία

*) After closure of 2 PMs in Korea at year-end '06

Norske Skog

The world of Norske Skog



Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Hebei
Chongwon
Jeonju
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Norske Skog

Norske Skog's capacity by regions – 2006



Norway
23 %
Asia
28 %
Austral
asia
14 %
South Am.
5 %
Eur. Cont.
30 %

Newsprint: 79 % of total
Magazine: 21 % of total

35 % of total **newsprint** capacity is in Asia

World's largest producers of publication papers

Newsprint
1 000 tonnes /year



Abitibi
11 %
Norske Skog
11 %
Bowater
7 %
Stora Enso
7 %
UPM
6 %
0
1000
2000
3000
4000
5000
6000

Magazine paper
1 000 tonnes /year



UPM
20 %
Stora Enso
17 %
Myllykoski
8 %
Norske Skog
5 %
International Paper
5 %
0
1000
2000
3000
4000
5000
6000

Norske Skog

Q 3 2006 - Financial headlines

- EBITDA before special items: NOK 1 322 mill., up compared with Q 2 2006 and Q 3 2005
- Improved EBITDA margins last three quarters
- All segments have improved earnings
- Operational cash flow YTD: NOK 2 975 mill. (NOK 2 090 mill. after financial items and paid tax)
- Write-downs and provisions of NOK 3.8 billion (NOK 3.2 billion after tax)

EBITDA margins per segment
Q3 2006 vs Q2 2006


21,5 %
17,8 %
15,8 %
12,0 %
17,3 %
19,0 %
24,3 %
17,2 %
29,7 %
28,7 %
19,9 %
17,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication Paper *
Q3 2006
Q2 2006

Three quarters of improved margins



30,0
25,0
20,0
15,0
10,0
5,0
0,0
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
25,0
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06

Norske Skog

Norske Skog's turnaround process



2006
2007
2008
People
New org. model
Continuous learning
Demanning
Assets
Close 5 PMs
Business Unit focus on cash
Production
NSOS
Norske Skog Production System (NSPS)
Sales/supply
Sales, supply, energy and working capital

New organizational model

Mills and costs in focus



Cheongwon
Jeonju
Singburi
Hebei
Shanghai
Bio Bio
Albury
Pisa
Tasman
Boyer
Steti
Walsum
Skogn
Saugbrugs
Follum
Parenco
Golbey
Bruck
Operations
Sales
Costs
Working Capital
Investments
Fixed Assets
Full transparency
No internal consolidation
Measurement against targets
Benchmarking against peers
Corporate center
Performance Management
Business Improvement
Corporate functions

Ambitious Profit Improvement Project

- Aim is to reach the 11 % ROCE target: Means a profit improvement of ~NOK 3 bn, as run-rate at end 2008
- Main elements:
  - Savings from capacity reductions: ~NOK 500 mill
  - Savings from demanning – target ~1,000 employees: ~NOK 500 million
  - Higher productivity, leading to increased sales and/or reduced cost
  - Savings / increased revenue from sales and customer optimization
  - Savings from general cost reductions within supply, logistics and administration

Approximate Total Cost Breakdown 2006


Distribution, 10%
Depreciation, 10%
Other costs, 10%
Wages, 15%
Energy, 15%
Raw Materials, 40%
Other (Coating
& Fillers), 31%
Wood, 26%
Pulp, 11%
RP, 32%

Publication Paper – A regional overview

Total capacity:



News
5,0
2,75
2,25
Mag
1,4
0,8
0,6

Production based on:



2,2
1,1
1,1
News
0,8
0,5
0,3
LWC
0,6
0,3
0,3
SC
1,6
1,5
0,1
News
0,9
0,15
0,75
News
0,3
New

Norske Skog

Energy consumption

Total consumption ~ 22 TWh


12 %
13 %
51 %
24 %
Electricity
Gas & oil
Coal, bio
Self generated thermal

Electricity consumption

REGION	CONSUMPTION GWH	HEDGING
Norway	4 000	Fixed contacts for 100% consumption up to 2010 and for 90% from 2011 to 2020
Cont. Europe	2 450	Rolling hedge for 50 - 100% of volume on a 36 months horizon
Australasia	2 350	Australia has fixed contracts to 2010 and 2022 (Boyer and Albury respectively), New Zealand has a combination of fixed contracts and spot. Geothermal from end of 2008
South America	750	Brazil and Chile have fixed contracts to 2008 and 2010 respectively
Asia	1 550	China, Korea and Thailand are still regulated markets
Total	**11 100**	

Energy initiatives; Geothermal power New Zealand

- New Zealand:
  - Electricity is generated almost entirely from hydropower
  - Deregulated market with a volatile pricing environment
- Norske Skog Tasman:
  - Cooperation with Mighty River Power to establish a geothermal power generation plant with a 90 megawatt capacity
  - Investment and operation by MRP, plant will be built on Tasman site
  - Tasman will in late 2008 take annual delivery of 70 megawatt (two thirds of total consumption) at stable, competitive prices.



Growth markets:
Asia and South America

World market: Asia is the biggest newsprint region



Demand 2005
Tonnes (000)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources:
Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Norske Skog

Publication Paper – A regional overview



- **Europe**
  - Low growth, overcapacity on magazine paper
  - Challenging to export profitably
  - Restructuring potential
- **Asia**
  - High growth
  - Overcapacity in China
  - Not low cost for exports
- **North-America**
  - Declining demand and overcapacity NP
  - Challenging to export profitably
- **South-America**
  - Low-cost fibre
  - Increasing demand
- **Australasia**
  - Low cost production

Norske Skog in Asia

- The biggest newsprint consumption region, with 12,5 mill tonnes (2005 E)
- High historical growth, which is expected to continue for many years
- Norske Skog:
  - 5 mills, capacity 1.6 mill tonnes
  - Modern assets: 70 % of capacity is built since 1990
  - Very efficient production with low maintenance costs and excellent health and safety standards



Hebei
Shanghai
Sing Buri
MNI (34%)
Jeonju

Norske Skog

Norske Skog's history in Asia

- 30+ years of experience as exporter of newsprint and SC into Asia
- 1998: Bought Chongwon (Korea) and Singburi (Thailand) from the Shin Ho Group
- 1999: Established PanAsia Paper, together with Abitibi-Consolidated and Hansol Paper (each taking a 33.3% stake)
- 2001: Hansol sold their shareholding to Norske Skog and Abitibi - Norske Skog's ownership up to 50%
- 2003: PanAsia decided upon new newsprint mill in Hebei
- 2005: - Start-up of Hebei mill in July
  - Norske Skog acquired the remaining 50% shareholding in PanAsia
- 2006: Closure of PM 1 and PM 4 at Norske Skog Jeonju in Korea

ASIA - Under-Pinnings for Growth Potential

- **Positive demographic factors**
  - Big population mass & fastest growth
    - 3.4 billion people
    - 56% of world's population
  - Increasing literacy rates
  - Good work ethics
  - Increasingly democratic and capitalistic
- **Positive economic factors**
  - Long term GDP growth
  - Wealth creation spurring consumer spending and advertising expenditure
- **5 distinct newsprint market areas:**
  - Japan and South Korea: Mature markets
  - China, South-East Asia and Indian Subcontinent: Growth markets

Strong historic growth in Asia

Asia accounted for 34 % of the world's newsprint consumption in 2005, up from 19 % in 1980, and still maintain the highest growth rate



Newsprint Demand per Region
1000 tonnes
40000
35000
30000
25000
20000
15000
10000
5000
0
1980
2005
CAGR:2,6%
CAGR:1,2%
CAGR:1,0%
CAGR:5,5%
CAGR:1,6%
CAGR:1,6%
CAGR:-0,3%
Africa
Australasia
Latin America
Non-Japan Asia
Japan
Europe
North America

Source: PPPC

Market Update - Asia

- Newsprint demand:
  - YTD Aug: + 3.5 % compared with '05
  - China: + 6 % (despite large inventory correction early in '06); India + 13 %; small growth also in more mature markets like Japan and South Korea

- Prices:
  - Korea ~645 USD/t
  - China ~485 USD/t
  - Other markets ~USD 670 - 700/t

Market Update - China

- Too much new capacity coming:
  - 1.5 - 2 million tonnes in 2006-2008
  - Could medium-term lead to certain export out of China, but duties will be a hindrance
  - Price pressure

- But still a good opportunity going forward:
  - Current consumption growth dampened by government control
  - Large number of small and inefficient newsprint mills



Norske Skog

Norske Skog in South America

- A market of 1.7 million tonnes newsprint, of which ~50 % is imported
- Next to Asia, world's most promising growth region, but probably a volatile development
- Norske Skog is the largest producer, with 310,000 tonnes of capacity
- Low-cost operations and good profitability, mainly due to cheap fibre from pine plantations


Pisa
Bio Bio

South America: A fairly short publication paper history

1957 Start-up of BioBio mill in Chile

1964 Start-up of Inforsa mill in Chile

1978 Start-up of Papel Prensa mill in Argentina

1984: Start-up of Pisa mill in Brazil
1987: Pisa (~ 50 %) acquired by Fletcher Challenge
1987: BioBio acquired by Fletcher Challenge

1993 Start-up of Inpacel mill
1999 Norske Skog and Klabin establish J/V

2000 Norske Skog acquired Fletcher Challenge Paper
2001 Norske Skog acquired remaining part of Pisa
2003 Norske Skog Klabin J/V was terminated – 130,000 tonnes of newsprint capacity taken out of the market. Market share maintained by shipping from Europe

1950 1960 1970 1980 1990 2000 2010

High forest productivity in South America: The main driver of low-cost fibre supply



Cubic meter/hectare/year - Softwood
Northern Europe
USA South
South Africa
Australia
New Zealand
Chile
Brazil
5
9
16
16
22
22
25
0
5
10
15
20
25
30

Sources:
(1) Dvorak & Hodge (1998)
(2) Forest Management Guidelines and Practices in Finland, Sweden and Norway
Tiia Yrjola, European Forest Institute, Internal Report No. 11 - 2002

Pinus Taeda after 4 1/2 years

Planted in August 1998, picture from April 2003



Summary

Competitive Advantages

- The only global player within publication paper
- Strong position in European newsprint
- Leading market position in emerging markets in Asia and South America, and in the more mature region Australasia

Main challenges

- Implement NOK 3 billion profit improvement program
- Develop comprehensive China strategy
- Improve earnings within magazine paper

Norske Skog

DnB NOR Pulp & Paper Seminar
Oslo, 23rd November, 2006

Christian Rynning-Tønnesen, CEO

Norske Skog

ABN Amro Paper Seminar
Stockholm, 29 November, 2006

Andreas Enger, CFO

Norske Skog operations

Norske Skog Headlines

- **The no 2 producer of newsprint globally, and no 4 on magazine paper:**
  - 19 mills in 14 countries
  - Capacity based on ownership: 6.5 mill tonnes*)
- **The most global paper company:**

  ~ 50 % of the capacity outside of Europe:
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre
- **One share class, with high liquidity**
  - Mkt cap ~US 3 bn
- **Foreign ownership > 60%**



*) After closure of 2 PMs in Korea at year-end '06

Norske Skog

The world of Norske Skog


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Hebei
Chongwon
Jeonju
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Norske Skog

Norske Skog's capacity by regions – 2006


Norway
23 %
Eur. Cont.
30 %
South Am.
5 %
Austral
asia
14 %
Asia
28 %

Newsprint: 79 % of total
Magazine: 21 % of total

35 % of total **newsprint** capacity is in Asia

Norske Skog

World's largest producers of publication papers

Newsprint
1 000 tonnes /year


Abitibi
Norske Skog
Bowater
Stora Enso
UPM
11 %
11 %
7 %
7 %
6 %
0
1000
2000
3000
4000
5000
6000

Magazine paper
1 000 tonnes /year.


UPM
Stora Enso
Myllykoski
Norske Skog
International Paper
20 %
17 %
8 %
5 %
5 %
0
1000
2000
3000
4000
5000
6000

Q 3 2006 - Financial headlines

- EBITDA before special items: NOK 1 322 mill., up compared with Q 2 2006 and Q 3 2005
- Improved EBITDA margins last three quarters
- All segments have improved earnings
- Operational cash flow YTD: NOK 2 975 mill. (NOK 2 090 mill. after financial items and paid tax)
- Write-downs and provisions of NOK 3.8 billion (NOK 3.2 billion after tax)

EBITDA margins per segment
Q3 2006 vs Q2 2006



21,5 %
17,8 %
15,8 %
12,0 %
17,3 %
19,0 %
24,3 %
17,2 %
29,7 %
28,7 %
19,9 %
17,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication Paper *
Q3 2006
Q2 2006

Norske Skog

Three quarters of improved margins


30,0
25,0
20,0
15,0
10,0
5,0
0,0
25,0
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06

Norske Skog

New organizational model

Mills and costs in focus



Cheongwon
Jeonju
Singburi
Hebei
Shanghai
Bio Bio
Albury
Pisa
Tasman
Boyer
Steti
Walsum
Skogn
Saugbrugs
Follum
Parenco
Golbey
Bruck
Operations
Sales
Costs
Working Capital
Investments
Fixed Assets
Full transparency
No internal consolidation
Measurement against targets
Benchmarking against peers
Corporate center
Performance Management
Business Improvement
Corporate functions

Ambitious Profit Improvement Project

- Aim is to reach the 11 % ROCE target: Means a profit improvement of ~NOK 3 bn, as run-rate at end 2008
- Main elements:
  - Savings from capacity reductions: ~NOK 500 mill
  - Savings from demanning – target ~1,000 employees: ~NOK 500 million
  - Higher productivity, leading to increased sales and/or reduced cost
  - Savings / increased revenue from sales and customer optimization
  - Savings from general cost reductions within supply, logistics and administration

Approximate Total Cost Breakdown 2006


Distribution, 10%
Depreciation, 10%
Other costs, 10%
Wages, 15%
Energy, 15%
Raw Materials, 40%
Other (Coating & Fillers), 31%
Wood, 26%
Pulp, 11%
RP, 32%

Norske Skog

Capacities and raw materials



Total capacity:
News
5,0
2,75
2,25
Mag
1,4
0,8
0,6
Production based on:
Recovered paper
Wood
Fillers, coating, mkt pulp



2,2
1,1
1,1
News
0,8
0,5
0,3
LWC
0,6
0,3
0,3
SC
1,6
1,5
0,1
News
0,9
0,15
0,75
News
0,3
Nev

Norske Skog

Energy consumption

Total consumption ~ 22 TWh



12 %
13 %
51 %
24 %
Electricity
Gas & oil
Coal, bio
Self generated thermal

Electricity consumption

REGION	CONSUMPTION GWH	HEDGING
Norway	4 000	Fixed contacts for 100% consumption up to 2010 and for 90% from 2011 to 2020
Cont. Europe	2 450	Rolling hedge for 50 - 100% of volume on a 36 months horizon
Australasia	2 350	Australia has fixed contracts to 2010 and 2022 (Boyer and Albury respectively), New Zealand has a combination of fixed contracts and spot. Geothermal from end of 2008
South America	750	Brazil and Chile have fixed contracts to 2008 and 2010 respectively
Asia	1 550	China, Korea and Thailand are still regulated markets
Total	**11 100**	

Energy initiative: Geothermal power New Zealand

- New Zealand:
  - Electricity is generated almost entirely from hydropower
  - Deregulated market with a volatile pricing environment
- Norske Skog Tasman:
  - Cooperation with Mighty River Power to establish a geothermal power generation plant with a 90 megawatt capacity
  - Investment and operation by MRP, plant will be built on Tasman site
  - Tasman will in late 2008 take annual delivery of 70 megawatt (two thirds of total consumption) at stable, competitive prices.



Norske Skog

Norske Skog in growth markets:

Asia, South America and East Europe

World market: Asia is the biggest newsprint region



Demand 2005
Tonnes (000)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources:
Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Publication Paper – A regional overview



- **Europe**
  - Low growth except E. Europe, overcapacity on magazine paper
  - Challenging to export profitably
  - Restructuring potential
- **Asia**
  - High growth
  - Overcapacity in China
  - Not low cost for exports
- **Australasia**
  - Low cost production
- **North-America**
  - Declining demand and overcapacity NP
  - Challenging to export profitably
- **South-America**
  - Low-cost fibre
  - Increasing demand

Norske Skog

Norske Skog in Asia

- The biggest newsprint consumption region, with 12,5 mill tonnes (2005 E)
- High historical growth, which is expected to continue for many years
- Norske Skog:
  - 5 mills, capacity 1.6 mill tonnes
  - Modern assets: 70 % of capacity is built since 1990
  - Very efficient production with low maintenance costs and excellent health and safety standards



Hebei
Shanghai
Chongwo
Jeonju
Sing Buri
MNI (34%)

ASIA - Under-Pinnings for Growth Potential

- **Positive demographic factors**
  - Big population mass:
    - 3.4 billion people, 56% of world's population
  - Increasing literacy rates
  - Good work ethics
  - Increasingly democratic and capitalistic
- **Positive economic factors**
  - Long term GDP growth
  - Wealth creation spurring consumer spending and advertising expenditure
- **5 distinct newsprint market areas:**
  - Japan and South Korea: Mature markets
  - China, South-East Asia and Indian Subcontinent: Growth markets

Strong historic growth in Asia

Asia accounted for 34 % of the world's newsprint consumption in 2005, up from 19 % in 1980, and still maintain the highest growth rate



Newsprint Demand per Region
1000 tonnes
40000
35000
30000
25000
20000
15000
10000
5000
0
1980
2005
CAGR:2,6%
CAGR:1,2%
CAGR:1,0%
CAGR:5,5%
CAGR:1,6%
CAGR:1,6%
CAGR:-0,3%
Africa
Australasia
Latin America
Non-Japan Asia
Japan
Europe
North America

Source: PPPC

Norske Skog

Market Update - Asia

- Newsprint demand:
  - YTD Aug: + 3.5 % compared with '05
  - China: + 6 % (despite large inventory correction early in '06); India + 13 %; small growth also in more mature markets like Japan and South Korea

- Prices:
  - Korea ~645 USD/t
  - China ~485 USD/t
  - Other markets ~USD 670 – 700/t

Market Update - China

- Too much new capacity coming:
  - 1.5 - 2 million tonnes in 2006-2008
  - Could medium-term lead to certain export out of China, but duties will be a hindrance
  - Price pressure

- But still a good opportunity going forward:
  - Current consumption growth dampened by government control
  - Large number of small and inefficient newsprint mills


AOCHANG

Norske Skog

Norske Skog in South America

- A market of 1.7 million tonnes newsprint, of which ~50 % is imported
- Next to Asia, world's most promising growth region, but probably a volatile development
- Norske Skog is the largest producer, with 310,000 tonnes of capacity
- Low-cost operations and good profitability, mainly due to cheap fibre from pine plantations


Pisa
Bio Bio

High forest productivity in South America: The main driver of low-cost fibre supply

Cubic meter/hectare/year - Softwood



Northern Europe
USA South
South Africa
Australia
New Zealand
Chile
Brazil
5
9
16
16
22
22
25
0
5
10
15
20
25
30

Sources:
(1) Dvorak & Hodge (1998)
(2) Forest Management Guidelines and Practices in Finland, Sweden and Norway
Tiia Yrjola, European Forest Institute, Internal Report No. 11 - 2002

East Europe – some headlines

- Population ~340 million, incl. of Russia
- Strong economic development in many of the countries
- History repeating itself: Growing economy and free press increases paper consumption
- Norske Skog: Early Bird in East Europe; acquired newsprint operations in Czech Republic in 1997

Steti – A large paper mill complex in the Czech Republic



Norske Skog Steti



- The only newsprint producer in Czech Republic/Slovakia
- 10 years ago: Very weak performance regarding efficiency, H & S etc.
- A total turnaround of the operations has been done, with BU managers from Norway since the very beginning
- In recent years, a good financial performance: Small can be beautiful!

Newsprint: Strong growth in East Europe

- East Europe: Around 17 % of total European market
- YTD October '06: + 9 % compared with 2005
- RISI forecast: 4 – 5 % CAGR next ten years


Demand NP East Europe
Tonnes
2 000 000
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: Cepiprint

Norske Skog

Summary

Competitive Advantages

- The only global player within publication paper
- Strong position in European newsprint
- Leading market position in emerging markets in Asia and South America, and in the more mature region Australasia

Main priorities

- Implement NOK 3 billion profit improvement program
- Develop comprehensive China strategy
- Improve earnings within magazine paper

Norske Skog

ABN Amro Paper Seminar
Stockholm, 29 November, 2006

Andreas Enger, CFO

Message to Oslo Stock Exchange

Doubling production capacity in Brazil

Norske Skog has decided to transfer a paper machine from Norske Skog Union in Norway, which closed earlier this year, to its Norske Skog Pisa mill in Brazil. This will increase the company's annual Brazilian newsprint capacity from 185 000 tonnes to 385 000.

"We expect market developments for newsprint in South America to remain highly interesting," says Norske Skog chief executive Christian Rynning-Tønnesen. "This investment shows good profitability, and will reinforce our position as the leading player in the region."

Newsprint consumption in South America shows a healthy growth, and the continent currently has to import this product from other parts of the world to meet demand. Brazilian consumption has risen by five per cent annually since 2003, and the total market will exceed 500 000 tonnes this year. About two-thirds of this volume is imported.

At an investment of USD 210 million, the Norske Skog Pisa project will be financed by cash flow from operations. The investment will be done within the normal annual Capex spending of the company of approximately NOK 1.5 – 2 billion. Raw material supplies are secured through long-term delivery agreements which ensure a favourable price for wood fibre.

In addition to the transfer itself, the project includes upgrading the paper machine and expanding its capacity as well as necessary buildings. A new thermo-mechanical pulp (TMP) unit must also be built to increase capacity for producing wood pulp for making paper, and environmental investments will also be made in the mill. The investments and up-grading of the machine will ensure that the paper produced will have a very high quality.

Provided the necessary approvals from the Brazilian authorities are obtained during the first half of 2007, the machine could be operational at Norske Skog Pisa in early 2009.

Norske Skog Pisa, part of Norske Skog since the acquisition of Fletcher Challenge in 2000, currently has one paper machine and some 350 employees. The workforce will increase by about 100 when the new machine is installed.

Norske Skog has another South American mill – Norske Skog Bio Bio in Chile. The company's earnings in the continent are good, with a gross operating margin of 28 per cent for January-September 2006 and 32 per cent on average in 2001-06.

Paper production ceased at Norske Skog Union in March. Virtually all the 360 people then employed at the mill have subsequently found new jobs. A separate local organisation has been established to head up development of the former Klosterøya mill site into a new powerhouse for business development in the town of Skien. Disassembling the paper machine and transferring it from Norske Skog Union will free up space for creating new activities at Klosterøya.

Oxenøen, 7 December 2006

Norske Skog
Corporate communications

Further information from:
Media
Tom Bratlie, vice president corporate communications, Norske Skog ASA, tel: +47 90 52 19 04

Financial market
Jarle Langfjæran, vice president investor relations, Norske Skog ASA, tel: +47 90 97 84 34